The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and related prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated December 11, 2013

Pricing Supplement No. 8	Filed under Rule 424(b)(5)
(to Prospectus dated November 21, 2011	File No. 333-178087
and Prospectus Supplement dated January 24, 2012)

SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Principal Amount: $	Floating Rate Notes: ☐	Fixed Rate Notes: ☒
Original Issue Date: December , 2013	Closing Date: December , 2013	CUSIP Number:
Maturity Date:	Option to Extend Maturity: ☒ No ☐ Yes If Yes, Final Maturity Date:	Specified Currency: U.S. Dollars

Redeemable in whole or in part at the option of the Company:	☐ No ☒ Yes	Redemption Price:	See “Additional Terms of the Notes – Optional Redemption.”
		Redemption Dates:	At any time as described in “Additional Terms of the Notes – Optional Redemption.”
Repayment at the option of the Holder:	☒ No	Repayment Price:	Not Applicable.
	☐ Yes	Repayment Dates:	Not Applicable.
Repurchase Upon a Change of Control Triggering Event:	☐ No ☒ Yes

Applicable to Fixed Rate Notes Only:
Interest Rate: % per annum	Interest Payment Dates: Each and during the term of the Notes, unless earlier redeemed, beginning , subject to adjustment in accordance with the following business day convention.
Interest Accrual Method: 30/360.
Interest Periods:                      From and including the Original Issue Date or each                  and                 thereafter, as the case may be, to and including the next succeeding                  and                  , as the case may be, unless earlier redeemed, with no adjustment to period end dates for accrual purposes.

Joint Book-Running Managers

Barclays	Deutsche Bank Securities	J.P. Morgan

December    , 2013

Business Day Convention:	Following Business Day, unadjusted.
Business Day:	New York.
Form:	Book-entry.
Denominations:	$2,000 minimum and integral multiples of $1,000 in excess thereof.
Trustee:
The Bank of New York Mellon, as successor trustee by virtue of a transfer of all or substantially all of the corporate trust business assets of JPMorgan Chase Bank, National Association, formerly known as JPMorgan Chase Bank and The Chase Manhattan Bank.

Agents:	The following agents are acting as underwriters in connection with this issuance.

Agents	Principal Amount of Notes
Barclays Capital Inc.	$
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Total	$

Issue Price:	%
Agents’ Commission:	% ( bps)
Net Proceeds:	$
Concession:	% ( bps)
Reallowance:	% ( bps)
CUSIP Number:
ISIN:
Common Code:

An affiliate of one of the underwriters has entered into a swap transaction in connection with the Notes and may receive compensation for that transaction.
______________________

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any subsidiary of SLM Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

TABLE OF CONTENTS

Cautionary Statement Concerning Forward-Looking Statements	PS-4
Additional Terms of the Notes	PS-4
Proposed Separation of Our Business	PS-8
Risk Factors Related to NewCo’s Business
and the Separation	PS-17
Unaudited Pro Forma Condensed Consolidated
Financial Statements	PS-34
Separation Agreements	PS-46
Underwriters – Other Relationships	PS-47
Glossary	PS-48

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the prospectus supplement, the prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Cautionary Statement Concerning Forward-Looking Statements

This pricing supplement contains certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “anticipate” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Proposed Separation of Our Business—NewCo,” “Proposed Separation of Our Business—The Separation and Distribution,” “Risk Factors Related to NewCo’s Business and the Separation” and “Unaudited Pro Forma Condensed Consolidated Financial Statements” contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors Related to NewCo’s Business and the Separation” and “Unaudited Pro Forma Condensed Consolidated Financial Statements” and in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our reports incorporated by reference into the accompanying prospectus.

Additional Terms of the Notes

Optional Redemption

The notes will be redeemable as a whole or in part, at our option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus         basis points, plus in each case accrued interest thereon to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Barclays Capital Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC plus two others or their affiliates which are primary U.S. Government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), SLM Corporation shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Repurchase Upon a Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our right, if any, to redeem the notes in full, we will offer (the “Change of Control Offer”) to repurchase any and all of each noteholder’s notes (equal to $2,000 or an integral multiple of $1,000 above that amount) at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, thereon, to the date of repurchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to noteholders, with a copy to the trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no less than 30 days and no more than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described in such notice.

We must comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control repurchase provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control repurchase provisions of the notes by virtue of such conflicts.

We will not be required to offer to repurchase the notes upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party repurchases on the applicable date all notes properly tendered and not withdrawn under its offer; provided that for all purposes of the notes and the indenture governing the notes, a failure by such third party to comply with the requirements of such offer and to complete such offer shall be treated as a failure by us to comply with our obligations to offer to purchase the notes unless we promptly make an offer to repurchase the notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, thereon, to the date of repurchase, which shall be no later than 30 days after the third party’s scheduled Change of Control Payment Date.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept or cause a third party to accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit or cause a third party to deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officer’s certificate stating the principal amount of notes or portions of notes being purchased.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of SLM Corporation and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,”

there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of SLM Corporation and its subsidiaries taken as a whole to another Person (as defined in the indenture governing the notes) or group may be uncertain.

Additionally, we will not execute any supplemental indenture that would make any change in the terms and conditions of this issuance of notes described above that would adversely affect the rights of any holder of such notes without the written consent of the holders of a majority in principal amount of the outstanding notes described above.

For purposes of the foregoing discussion of the applicable Change of Control provisions, the following definitions are applicable:

“Ratings Downgrade Event” means, on any date during the Trigger Period, the Notes being downgraded by at least one modifier (a modifier being plus, neutral or minus for S&P or Fitch, 1, 2 or 3 for Moody’s and a similar modifier by any other Rating Agency) by any two of the three Rating Agencies from the rating on the Notes by each such Rating Agency on the date prior to the first day of the Trigger Period; provided that no Ratings Downgrade Event shall be deemed to occur, if either (i) the rating on the Notes by each Rating Agency that downgraded its rating is an Investment Grade Rating after the downgrade or (ii) in respect of a particular Change of Control, the Rating Agency or Agencies (as applicable) that downgraded the Notes announce or confirm or inform the Trustee in writing that the reduction was not the result, in whole or in part, of any event or circumstance comprised of, or arising as a result of, or in respect of, the applicable Change of Control.

“Board of Directors” means the board of directors or comparable governing body of SLM Corporation; provided that if SLM Corporation is a wholly-owned subsidiary of another person, the Board of Directors means the board of directors or comparable governing body of such person.

“Change of Control” means the occurrence of any of the following: (1) direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of SLM Corporation and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to SLM Corporation or one of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than SLM Corporation or one of its subsidiaries becomes the beneficial owner, directly or indirectly, of more than 50% of the then-outstanding number of shares of SLM Corporation’s voting stock; (3) SLM Corporation consolidates with, or merges with or into, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) consolidates with, or merges with or into, SLM Corporation, in any such event pursuant to a transaction in which any of the outstanding voting stock of SLM Corporation or such other “person” (as that term is used in Section 13(d)(3) of the Exchange Act) is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the voting stock of SLM Corporation outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving “person” (as that term is used in Section 13(d)(3) of the Exchange Act) immediately after giving effect to such transaction; (4) the first day on which a majority of the members of the Board of Directors are not Continuing Directors; or (5) the adoption of a plan relating to the liquidation or dissolution of SLM Corporation; provided, however, that a transaction will not be deemed to involve a Change of Control if (A) we become a wholly owned subsidiary of a holding company and (B) the holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of SLM Corporation’s voting stock immediately prior to that transaction. For purposes of this definition, “voting stock” means capital stock or other equity interests, of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of SLM Corporation, even if the right to vote has been suspended by the happening of such a contingency.

“Change of Control Triggering Event” means the occurrence of both (i) a Change of Control and (ii) a Ratings Downgrade Event.

“SLM Corporation” means SLM Corporation until a successor replaces it, and thereafter means the successor.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (1) was a member of the Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by specific vote or by approval of SLM Corporation’s proxy statement in which such member was named as a nominee for election as a director).

“Fitch” means Fitch, Inc., also known as Fitch Ratings.

“Investment Grade Rating” means a rating by Moody’s equal to or higher than Baa3 (or the equivalent under a successor rating category of Moody’s), a rating by S&P equal to or higher than BBB- (or the equivalent under any successor rating category of S&P), a rating by Fitch equal to or higher than BBB- (or the equivalent under any successor rating category of Fitch), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us under the circumstances permitting us to select a replacement agency and in the manner for selecting a replacement agency, in each case as set forth in the definition of “Rating Agencies”.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (1) Moody’s, S&P and Fitch; and (2) if any or all of Moody’s, S&P or Fitch ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, that we select (pursuant to a resolution of the Board of Directors) as a replacement agency for any of Moody’s, S&P or Fitch, or all of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business.

“Trigger Period” means the period commencing one day prior to the first public announcement by SLM Corporation of a Change of Control or an arrangement that could result in a Change of Control and ending 60 days following consummation of the Change of Control (which period will be extended following consummation of a Change of Control for so long as the rating of the Notes is under announced consideration for possible downgrade by any of the Rating Agencies as the result, in whole or in part, of any event or circumstance comprised of, or arising as a result of, or in respect of, the applicable Change of Control).

Proposed Separation of Our Business

On May 29, 2013, SLM Corporation first announced that it intended to separate into two, distinct, publicly-traded entities—an education loan management business and a consumer banking business. The education loan management business would be comprised of SLM Corporation’s portfolios of student loans not held by Sallie Mae Bank, as well as most student loan servicing and collection activities on these loans and loans held by third parties. The consumer banking business, comprised primarily of Sallie Mae Bank and its private education loan origination business, the Private Education Loans it holds and a related servicing business, would be a consumer banking franchise with expertise in helping families save, plan and pay for college. SLM Corporation announced that it intended to effect the separation through the distribution of the common stock of a new entity, which we refer to as NewCo, formed to hold the assets and liabilities associated with SLM Corporation’s education loan management business.

If the separation and distribution are completed, SLM Corporation, the issuer of the notes offered hereby, will become a wholly-owned subsidiary of NewCo and will be converted to a limited liability company. The notes together with the other outstanding public indebtedness of SLM Corporation before the separation and distribution will remain the obligation of the wholly-owned subsidiary of NewCo.

SLM Corporation will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the separation and distribution and, to the extent it determines to so proceed, to determine the separation and distribution date.  It is expected that the separation and distribution, if completed, will occur in the first half of 2014. The ability of SLM Corporation to timely effect the separation and distribution is subject to several conditions, including, among others, the receipt of a favorable private letter ruling from the Internal Revenue Service (“IRS”) and the Securities and Exchange Commission (the “SEC”) declaring effective the Form 10 registration statement relating to the securities of the separated entity. SLM Corporation cannot assure that it will be able to complete the separation in a timely fashion, if at all. For these and other reasons, the separation may not be completed on the terms or timeline contemplated. Further, if the separation is completed, it may not achieve the intended results. Any such difficulties could adversely affect SLM Corporation’s business, results of operations or financial condition.

In connection with SLM Corporation’s announcement in May 2013 of the proposed separation, the rating agencies took certain negative ratings actions, including, in one instance, lowering SLM Corporation’s senior unsecured long-term credit rating to below investment grade level with negative implications and with respect to certain other rating agencies, placing its senior unsecured long-term credit ratings on negative watch. SLM Corporation’s senior unsecured long-term credit rating had already been rated below investment grade level by one ratings agency. There can be no assurance that SLM Corporation’s credit ratings will not be reduced further or reduced by other rating agencies at the conclusion of their credit review. There can be no assurance as to the ratings, if any, of SLM Corporation’s senior unsecured debt following the separation, at which time SLM Corporation will be a subsidiary of NewCo, or that one or more rating agencies will not lower SLM Corporation’s senior unsecured credit ratings following the separation.

As used in this pricing supplement:

•
“Existing SLM” refers to the Delaware corporation that is SLM Corporation as of the date of this pricing supplement. As part of the internal corporate reorganization, Existing SLM will become a limited liability company and ultimately be contributed to, and become a wholly owned subsidiary of, NewCo.

•
“SLM BankCo” refers to New BLC Corporation, a newly-formed Delaware corporation that (a) is currently a subsidiary of Existing SLM and (b) after the internal corporate reorganization, will replace Existing SLM as the publicly-traded parent company pursuant to the SLM Merger and change its name to “SLM Corporation.” SLM BankCo will own and operate the consumer banking business and will be the company that distributes all of the issued and outstanding shares of NewCo common stock in the distribution.

•
“NewCo” refers to New Corporation, a Delaware corporation that (a) is currently a subsidiary of Existing SLM, (b) as part of the internal corporate reorganization will be transferred by Existing SLM to, and become a subsidiary of, SLM BankCo and (c) its shares will be distributed to the Existing SLM stockholders pursuant to the distribution. NewCo was formed to own and operate Sallie Mae’s education loan management business.

•
“Bank” refers to Sallie Mae Bank, a Utah industrial bank that (a) is currently a subsidiary of Existing SLM and (b) as part of the internal corporate reorganization, will be transferred by Existing SLM to, and become a subsidiary of, SLM BankCo.

•
“Upromise” refers to Upromise, Inc., a Delaware corporation that operates the Upromise Rewards program that (a) is currently a subsidiary of Existing SLM and (b) as part of the internal corporate reorganization will be transferred by Existing SLM to, and become a subsidiary of, SLM BankCo.

•
“Insurance Business” refers to the Existing SLM insurance services business which offers tuition insurance, renters insurance and student health insurance to college students and higher education institutions. The Insurance Business (a) is currently operated through one or more subsidiaries of Existing SLM and (b) as part of the internal corporate reorganization will be transferred by Existing SLM to, and be operated through one or more subsidiaries of, SLM BankCo.

•	“SLM Merger” refers to the merger of Existing SLM with and into Merger Sub.

•	“Merger Sub” refers to a newly formed limited liability company wholly owned by SLM BankCo.

•
“SMI” refers to Sallie Mae, Inc., a Delaware corporation that is currently a subsidiary of Existing SLM and is responsible for most of its servicing and collection businesses. In connection with the corporate reorganization, SMI will contribute some of the assets and liabilities of its private education loan servicing business to a new subsidiary, referred to herein as Private ServiceCo. After the internal corporate reorganization, SMI will remain a subsidiary of Existing SLM and be an indirect subsidiary of NewCo.

•
“Private ServiceCo” refers to SMB Servicing Company, Inc., a Delaware corporation formed to hold the private education loan services assets to be transferred to it by SMI. Private ServiceCo is currently a subsidiary of SMI and as part of the internal corporate reorganization will be transferred to, and become a subsidiary of, SLM BankCo.

•
“SLMIC” refers to Sallie Mae Investment Corporation, a Rhode Island corporation that owns the residual interests of the FFELP Loans and Private Education Loans that have been funded through securitization trusts. SLMIC is currently a subsidiary of Existing SLM and after the internal corporate reorganization will remain a subsidiary of Existing SLM and be an indirect subsidiary of NewCo.

•
“Unsecured Debt” refers to Existing SLM’s unsecured public indebtedness of $18.7 billion outstanding as of September 30, 2013, and $      after adjusting for the issuance of the notes offered hereby. After the internal corporate reorganization, the Unsecured Debt will remain the obligation of Existing SLM, which will be a subsidiary of NewCo.

•
“Preferred Stockholders” refers to the holders of Existing SLM’s outstanding shares of Series A, 6.97 percent cumulative redeemable preferred stock and Series B, floating rate non-cumulative preferred stock. As part of the internal corporate reorganization and pursuant to the SLM Merger, all of the outstanding shares of Existing SLM preferred stock will be converted, on a 1-to-1 basis, into shares of SLM BankCo preferred stock without any action being required by these holders.

Additional defined terms can be found in the glossary included in this pricing supplement.

NewCo

New Corporation was incorporated in Delaware on November 7, 2013, for the purpose of holding Existing SLM’s education loan management business in connection with the separation and distribution described herein. Prior to the contribution of this business to NewCo, which will be completed immediately prior to the distribution, NewCo will have no operations and has nominal assets. If the separation is completed, Existing SLM will become a wholly-owned subsidiary of Newco.

NewCo and its subsidiaries will hold the largest portfolio of student loans issued under the FFELP and NewCo will also be the largest holder of previously issued Private Education Loans. NewCo will service and collect on these loans for its own account, as well as for loans owned by numerous banks, credit unions and non-profit education lenders.

Private Education Loans bear the full credit risk of the customer and any cosigner and are made primarily to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans or students’ and families’ resources.

NewCo further will provide servicing support for guaranty agencies, which serve as intermediaries between the U.S. federal government and FFELP lenders and are responsible for paying claims on defaulted FFELP Loans. The services NewCo will provide include account maintenance, default aversion, post default collections and claim processing. In addition, NewCo will provide loan servicing and collection services to ED. NewCo also will generate revenue through collection of delinquent debt on behalf of clients on a contingent basis. These collection activities will be related to education loans and other asset classes.

NewCo’s goal will be to maximize the cash flow generated by its education loan portfolio, including through the acquisition of additional education loans from third parties and the expansion of its loan servicing and collection businesses. The vast majority of NewCo’s income will be derived, directly or indirectly, from its portfolios of education loans and the servicing and collection activities that it will provide for these loans. NewCo’s FFELP Loans will amortize over the next 20 years, and the fee income NewCo earns from providing servicing and contingent collections services on such loans will similarly decline over time.

As of September 30, 2013, on a pro forma basis, NewCo’s principal assets consisted of approximately:

•
$105 billion in FFELP Loans, which yield an average of 2.0 percent annually on a “Core Earnings” basis and have a weighted average life of 7.7 years. Approximately 83 percent of these loans were funded to term with non-recourse, long-term securitization debt through the use of securitization trusts;

•	$32 billion in Private Education Loans, which yield an average of 6.3 percent annually on a “Core Earnings” basis and have a weighted average life of 7.1 years;

•	$7.8 billion of other interest-earning assets, including securitization trust restricted cash;

•
a leading FFELP Loan and DSLP servicing platform that services loans for more than 10 million federal education loan customers, including 5.7 million customer accounts serviced under NewCo’s contract with ED; and

•
a leading student loan contingent collection platform with an outstanding inventory of contingent collections receivables of approximately $15.2 billion, of which approximately $12.9 billion was student loans and the remainder was other debt.

In the first nine months of 2013, Existing SLM sold Residual Interests in five of its FFELP Loan securitization trusts to third parties. The sales resulted in the recognition of $312 million in gains, and removed securitization trust assets of $12.5 billion and related liabilities of $12.1 billion from our balance sheet. NewCo will consider additional monetization opportunities related to the Residual Interests it holds in securitization trusts. NewCo will continue to service these student loans in the trusts pursuant to existing agreements.

Substantially all of NewCo’s revenues will be generated in the United States.

The Separation and Distribution

As part of the separation and prior to the distribution, Existing SLM will undergo an internal corporate reorganization that will result in:

•
All of the outstanding shares of Existing SLM common and preferred stock of Existing SLM being converted pursuant to the SLM Merger, on a 1-to-1 basis, into the same class and series of stock of SLM BankCo common and preferred stock;

•
Existing SLM contributing $566 million in cash to SLM BankCo primarily to offset the liability represented by the transfer pursuant to the SLM Merger of the preferred stock obligation from Existing SLM to SLM BankCo;

•	SLM BankCo changing its name to “SLM Corporation”;

•	SLM BankCo replacing Existing SLM as the publicly-traded parent company, and directly and indirectly owning all of the capital stock of Existing SLM and its subsidiaries, including NewCo;

•	Existing SLM merging with and into a limited liability company and a subsidiary of SLM BankCo pursuant to the SLM Merger, and in turn being contributed to, and becoming a subsidiary, of NewCo;

•
SMI contributing certain assets and liabilities relating to the Private Education Loan servicing business to Private ServiceCo and the capital stock of Private ServiceCo being distributed to SLM BankCo; and

•	Existing SLM, as a wholly owned subsidiary of NewCo, owning through its subsidiaries substantially all of the assets, liabilities and operations of Existing SLM’s education loan management business.

The internal corporate reorganization is necessary to implement the separation of the education loan management business from the consumer banking business in a manner intended to be largely tax-free to SLM BankCo. To complete the separation, SLM BankCo will distribute to holders of shares of Existing SLM common stock all of the issued and outstanding shares of NewCo common stock. After the completion of the distribution:

•
SLM BankCo, as the publicly-traded successor to Existing SLM, will own the assets, liabilities and operations of Sallie Mae Bank, including the student loans it holds, a new private education loan servicing business that will service the Private Education Loans currently held and subsequently originated by Sallie Mae Bank, Upromise and the Insurance Business; and

•
NewCo will be an independent, publicly-traded company and will own, through its wholly owned subsidiary Existing SLM, Existing SLM’s portfolio of student loans not held by Sallie Mae Bank, together with substantially all of Existing SLM’s student loan servicing and collections businesses.

The separation of SLM Corporation’s business is subject to the satisfaction or waiver of several conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution” below.

Reasons for the Separation

The Existing SLM board of directors has determined that separating Existing SLM into two companies— an education loan management business and a consumer banking business—would be in the best interests of Existing SLM. A wide variety of factors were considered by the Existing SLM board of directors in evaluating the separation. Among other things, the Existing SLM board of directors considered the following potential benefits of the separation:

•
Enhanced strategic and management focus. The separation will allow each business to more effectively pursue its own distinct operating priorities and strategies, which have diverged over time. It will also enable management of each company to focus on unique opportunities for long-term growth and profitability. For example, NewCo will seek to acquire additional student loan portfolios and grow its servicing and collections businesses, while SLM BankCo will initially be focused on Private Education Loan origination, servicing those loans and other activities related to or associated with Sallie Mae Bank, including the Upromise Rewards program and the Insurance Business.

•
Distinct identities and strategies. The consumer banking business and the education loan management business have evolved independently over time. The FFELP Loan portfolio and related servicing businesses generate highly predictable income, but are in wind down as the universe of FFELP Loans amortizes over a period of approximately 20 years. By contrast, the Private Education Loan business is expected to grow over time as Sallie Mae Bank continues to originate and service more Private Education Loans. The additional expense of originating these loans, their higher rates of return and growth, their higher risk profile, the capital support risks associated with ownership of a federally insured financial institution and increasing demands of regulatory compliance require a different business model than that of the education loan management business. As a result, the investor bases for these two businesses are different. The separation will also allow investors to separately value NewCo and SLM BankCo based on their unique operating identities and strategies, including the merits, performance and future prospects of their respective businesses. The separation will also provide investors with two distinct and targeted investment opportunities.

•	Distinct regulatory profiles. NewCo and SLM BankCo will have distinct regulatory profiles post-separation:

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SLM BankCo’s subsidiary Sallie Mae Bank, a Utah industrial bank and insured depository institution, will continue to be subject to prudential bank regulatory oversight and periodic examination by both the Utah Department of Financial Institutions (the “UDFI”) and the Federal Deposit Insurance Corporation (the “FDIC”). Sallie Mae Bank has voluntarily entered the FDIC’s large bank supervision program. In addition, it is further expected that by the end of 2014 Sallie Mae Bank and SLM BankCo will be subject to those requirements established under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) applicable to institutions with total assets exceeding $10 billion, including regulation by the Consumer Financial Protection Bureau (the “CFPB”) and the establishment of an independent risk committee.

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NewCo will continue to be subject to CFPB enforcement, supervisory and examination authority. As a FFELP Loan servicer, NewCo will continue to be subject to the Higher Education Act (“HEA”) and related regulations, in addition to regulation, and periodic examinations, by the United States Department of Education (“ED”). As a third-party service provider to financial institutions, NewCo will also continue to be subject to examination by the Federal Financial Institutions Examination Council (“FFIEC”). Although NewCo will not be subject to direct regulatory oversight by the FDIC, certain subsidiaries of NewCo that will continue to be third-party vendors of services to, and “institution affiliated parties” of, Sallie Mae Bank will continue to be subject to the FDIC’s examination and enforcement authority. In addition, in order to facilitate compliance with certain consumer information privacy laws, during an information technology transition period post-separation in which both NewCo and SLM BankCo loans and associated customer accounts will continue to be serviced from a single information technology system hosted by SMI. SMI will remain an affiliate of each of NewCo and SLM BankCo for broader bank regulatory purposes for the duration of that transition period. Among other things, this will mean that transactions between SMI and Sallie Mae Bank will remain subject to the affiliate transaction restrictions of Sections 23A and 23B of the Federal Reserve Act during this transition period.

•	Reduced Complexity. The separation of NewCo from SLM BankCo will reduce the complexity of both organizations, creating greater transparency for investors and potentially unlocking further value.

•	Direct access to capital markets. The separation will create an independent equity structure for each of NewCo and SLM BankCo that will afford each company direct access to the capital markets to raise funds for various purposes and will facilitate the ability of NewCo and SLM BankCo to effect future acquisitions utilizing their respective common stock. As a result, each company will have more flexibility to capitalize on its unique opportunities.

There can be no assurance that following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

The Existing SLM board of directors also considered a number of potentially negative factors in evaluating the separation, including the following:

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Possible loss of synergies and joint purchasing power and increased costs. As part of Existing SLM, the consumer banking business has historically taken advantage of Existing SLM’s size and purchasing power in procuring goods and services. After the separation, SLM BankCo may be unable to obtain these goods and services at prices or on terms as favorable as those Existing SLM obtained prior to the separation. SLM BankCo will also incur costs to build systems and administrative functions that will be retained by NewCo.

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Disruptions to the business as a result of the separation. The actions required to separate SLM BankCo’s and NewCo’s respective businesses will take significant management time and attention and could disrupt Existing SLM’s operations.

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One-time costs of the separation. NewCo and SLM BankCo will incur costs in connection with the transition to being two stand-alone publicly-traded companies, including costs to separate information systems, accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel and costs related to establishing a new brand identity in the marketplace for NewCo.

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NewCo may not realize anticipated benefits of the separation. NewCo may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating NewCo’s business; (b) following the separation, NewCo may be more susceptible to market fluctuations and other adverse events than if it were still a part of Existing SLM; (c) following the separation, NewCo’s business will be less diversified than Existing SLM’s business prior to the separation; and (d) NewCo may be unable to replace or supplement the revenue and servicing fees from its FFELP Loan portfolio, which has a weighted average life of 7.7 years and will amortize over the next 20 years.

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Limitations placed upon NewCo as a result of the tax sharing agreement. To preserve the tax-free treatment to Existing SLM of the separation and distribution, under the tax sharing agreement that NewCo will enter into with SLM BankCo, NewCo will be restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. These restrictions could limit NewCo’s near–term ability to repurchase its shares or to issue additional shares, pursue strategic transactions or engage in other transactions that might increase the value of its business. See “Risk Factors—Risks Related to the Separation—NewCo’s ability to engage in strategic corporate transactions in the near term could be limited.”

The Existing SLM board of directors concluded that the potential benefits of the separation outweighed these negative factors.

Internal Corporate Reorganization of Existing SLM Prior to the Distribution

Immediately prior to the distribution, Existing SLM will complete an internal corporate reorganization to facilitate the separation of the education loan management business and the consumer banking business in a manner intended to be largely tax-free to SLM BankCo.

As part of the internal corporate reorganization, SLM BankCo will replace Existing SLM as the publicly-traded parent company by means of the SLM Merger, which will be effected pursuant to Section 251(g) of the Delaware General Corporation Law (“DGCL”). Pursuant to Section 251(g) of the DGCL, by action of Existing SLM’s board of directors and without the requirement for a stockholder vote, Existing SLM will be merged with and into a limited liability company merger subsidiary of SLM BankCo. As a result of this merger:

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all issued and outstanding shares of Existing SLM common stock will be converted, through no action on the part of the holders thereof and by operation of law, into shares of SLM BankCo common stock, on a 1-to-1 basis;

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each series of issued and outstanding shares of Existing SLM preferred stock will be converted, through no action on the part of the holders thereof and by operation of law, into the same series of substantially identical shares of SLM BankCo preferred stock, on a 1-to-1 basis; and

•	Existing SLM will be merged with and into Merger Sub and become a limited liability company wholly owned by SLM BankCo

Immediately following the consummation of the SLM Merger, SLM BankCo will change its name to “SLM Corporation.” The charter and by-laws of SLM BankCo following the SLM Merger will be substantially identical to the charter and by-laws of Existing SLM as they exist today.

In the second step of the internal corporate reorganization, Existing SLM will distribute to SLM BankCo all of the assets and liabilities related to the consumer banking business of Existing SLM, including Sallie Mae Bank, the student education loans it holds, a new private education student loan servicing company, Upromise and the Insurance Business. Existing SLM will also distribute to SLM BankCo all of the issued and outstanding shares of NewCo common stock. In addition, $566 million in cash will be contributed by Existing SLM to SLM BankCo, which is to primarily offset the liability represented by the transfer of the Existing SLM preferred stock obligations from Existing SLM to SLM BankCo pursuant to the SLM Merger. SLM BankCo will then contribute to NewCo, its direct subsidiary, the limited liability company interests of Existing SLM, which will continue to own substantially all of the assets and liabilities associated with its portfolio of FFELP and private education student loans not owned by Sallie Mae Bank, as well as substantially all of Existing SLM’s business of servicing and collecting student education loans.

Once the internal corporate reorganization is complete, SLM BankCo will distribute all of the issued and outstanding shares of NewCo common stock to the Existing SLM common stockholders, on the basis of one share of NewCo common stock for each share of Existing SLM common stock held as of the close of business on the record date for the distribution, expected to be in 2014. The internal corporate reorganization, including the SLM Merger, is a condition to the distribution. See “—Conditions to the Distribution” below.

The following diagrams show the progression of Existing SLM through the internal corporate reorganization and the structure of SLM BankCo and NewCo after the separation and distribution, simplified for illustrative purposes only.

The diagram below shows the structure of Existing SLM before the internal corporate reorganization and the separation and distribution:

The diagram below shows the structure of SLM BankCo, as the publicly-traded successor to Existing
SLM, immediately after completion of the internal corporate reorganization but before the separation and distribution:

The diagram below shows the structure of SLM BankCo and NewCo immediately after completion of the separation and distribution:

Conditions to the Distribution

The distribution will not occur until the following conditions shall have been satisfied:

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(i) receipt of a private letter ruling from the IRS to the effect that, among other things, (A) the SLM Merger (together with the conversion of the shares of Existing SLM common and preferred stock into shares of SLM BankCo common and preferred stock ) will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the

Internal Revenue Code of 1986, as amended (the “Code”) and will not be integrated with the rest of the separation and distribution and (B) the separation and the distribution will qualify as a “reorganization” for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code and will generally not result in the recognition of any gain or loss to Existing SLM, NewCo or their stockholders and (ii) such private letter ruling shall not have been revoked or modified in any material respect;

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receipt of an opinion from Baker Botts L.L.P., tax counsel to Existing SLM and SLM BankCo, to the effect that, with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule, such requirements will be satisfied;

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receipt of an opinion from an independent appraisal firm confirming the solvency and financial viability of SLM BankCo before the distribution and each of SLM BankCo and NewCo after the distribution that is in form and substance acceptable to SLM BankCo in its sole discretion;

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completion of the internal corporate reorganization (described in this section of the pricing supplement under the heading “—Internal Corporate Reorganization of Existing SLM Prior to the Distribution”);

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completion of the transfer of assets and liabilities of Existing SLM to the extent provided under the separation and distribution agreement (described in this pricing supplement under the heading “Separation Agreements”);

•	the SEC having declared effective under the Exchange Act the registration statement on Form 10 filed by NewCo relating to the separation;

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all other actions and filings necessary or appropriate under applicable U.S. federal, state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority;

•	execution and delivery of the transaction agreements relating to the separation (described in this pricing supplement under the heading “Separation Agreements”);

•	acceptance for listing on the NASDAQ Global Select Market, subject to official notice of distribution, of the shares of NewCo common stock to be distributed;

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the absence of any order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions; and

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no other event or development existing or having occurred that, in the judgment of Existing SLM’s board of directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions.

Existing SLM may waive any of these conditions in its sole and absolute discretion. Existing SLM will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date and the distribution date and the distribution ratio.

Risk Factors Related to NewCo’s Business and the Separation

Investing in our notes involves risks. You should carefully consider the following risks and other information in this pricing supplement in evaluating NewCo and the separation. If the separation is completed, the notes offered hereby will continue to be the obligations of Existing SLM, which will become a wholly-owned subsidiary of NewCo. Any of the following risks could materially and adversely affect NewCo’s results of operations or financial condition. You should also consider the risks relating to Existing SLM discussed under the caption “Risk Factors” included in our Annual Report on Form 10-K for the fiscal years ended December 31, 2012 and our Quarterly Reports on Form 10-Q for subsequent periods, each incorporated by reference into the accompanying prospectus.

Risks Related to NewCo’s Business

This section assumes that all transactions in connection with the separation and distribution of NewCo have been completed, and that NewCo’s historical business activities have been operated in the same manner as they were conducted as part of Existing SLM.

Economic conditions could have a material adverse effect on NewCo’s business, results of operations, financial condition and stock price.

NewCo’s business will be influenced by economic conditions. Economic growth in the United States remains slow and uneven. NewCo’s earnings are dependent on the expected future creditworthiness of its student loan customers, especially with respect to its Private Education Loan portfolio. High unemployment rates and the failure of our in-school borrowers to graduate are two of the most significant macroeconomic factors that could increase loan delinquencies, defaults and forbearance, or otherwise negatively affect performance of NewCo’s FFELP Loan and Private Education Loan portfolios. Since 2009, the unemployment rate has been higher than historical norms. In 2008, the unemployment rate was 5.8 percent, it reached a high of 9.6 percent in 2010 and declined to 8.1 percent in 2012. Forbearance programs may have the effect of delaying default emergence as customers are granted a temporary waiver from having to make payments on their loans.

Further deterioration in the economy could adversely affect the credit quality of our borrowers. Higher credit-related losses and weaker credit quality could negatively affect NewCo’s business, financial condition and results of operations and limit funding options, including NewCo’s access to the capital markets, which could also adversely impact its liquidity position.

Legislation passed by Congress in 2010 prohibits new loan originations under the FFELP, and, as a result, interest income on the existing FFELP Loan portfolio and fee-based revenue from servicing FFELP Loans will decline over time. NewCo may not be able to develop revenue streams to replace the declining revenue from FFELP loans.

In 2010, Congress passed legislation ending the origination of student loans under the Federal Family Education Loan Program (“FFELP”). All federal student loans are now originated through the Direct Student Loan Program (“DSLP”) of the ED. The law did not alter or affect the terms and conditions of existing FFELP Loans. As a result of this legislation, interest income on NewCo’s FFELP Loan portfolio and fee-based revenue from servicing that portfolio and third-party FFELP Loans will decline over time as existing FFELP Loans are paid down, refinanced or repaid after default by guarantors. During the twelve months ended December 31, 2012, NewCo’s FFELP Loan portfolio declined by approximately $12.5 billion, or 9.1 percent, and NewCo’s FFELP Loan servicing revenue declined by $59 million, or 6.8 percent, compared to the prior year. If NewCo does not acquire new loans or otherwise grow or develop new revenue streams to replace or supplement its existing, and declining, FFELP Loan net interest and servicing revenue, NewCo’s consolidated revenue and operating income will continue to decrease which could materially and adversely impact NewCo’s earnings.

NewCo’s business is affected by the cost and availability of funding in the capital markets.

The capital markets have from time to time experienced periods of significant volatility. This volatility can dramatically and adversely affect financing costs when compared to historical norms.

Additional factors that could make financing more expensive or unavailable to NewCo include, but are not limited to, financial losses, events that have an adverse impact on NewCo’s reputation, changes in the activities of NewCo’s business partners, events that have an adverse impact on the financial services industry generally, counterparty availability, changes affecting NewCo’s assets, corporate and regulatory actions, absolute and comparative interest rate changes, ratings agencies’ actions, general economic conditions and the legal, regulatory and tax environments governing funding transactions. If financing becomes more difficult, expensive or unavailable, NewCo’s business, financial condition and results of operations could be materially and adversely affected.

Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity, increase our borrowing costs, limit our access to the markets or trigger obligations under certain provisions in collateralized agreements.

Following the internal corporate reorganization and the separation and distribution, Existing SLM will be a wholly owned subsidiary of NewCo. Existing SLM has unsecured debt that totaled, as of September 30, 2013, approximately $18.7 billion outstanding and $      after adjusting for the issuance of the notes offered hereby. In connection with Existing SLM’s announcement in May 2013 of the proposed separation and distribution of NewCo, the rating agencies took certain negative ratings actions with regard to Existing SLM, including, in one instance, lowering Existing SLM’s senior unsecured long-term credit rating to below investment grade level with negative implications and with respect to certain other rating agencies, placing its senior unsecured long-term credit ratings on negative watch. Existing SLM’s senior unsecured long-term credit rating had already been rated below investment grade level by one ratings agency. There can be no assurance that Existing SLM’s credit ratings prior to the separation and distribution of NewCo will not be reduced further or reduced by other rating agencies at the conclusion of their credit review. There can be no assurance as to the ratings, if any, of the senior unsecured debt of Existing SLM following the separation and distribution, at which time Existing SLM will be a subsidiary of NewCo, or that one or more rating agencies will not lower Existing SLM’s senior unsecured credit below that accorded to it prior to the distribution. A reduction in the credit ratings of Existing SLM’s unsecured debt could adversely affect NewCo’s liquidity, increase its borrowing costs, limit its access to the markets or trigger obligations under certain provisions in collateralized agreements to which Existing SLM is a party.

The interest rate characteristics of NewCo’s earning assets do not always match the interest rate characteristics of its funding arrangements, which may increase the price of, or decrease NewCo’s ability to obtain, necessary liquidity.

Net interest income will be the primary source of cash flow generated by NewCo’s portfolios of FFELP Loans and Private Education Loans. Interest earned on FFELP Loans and Private Education Loans is primarily indexed to one-month LIBOR rates and either one-month LIBOR rates or the one-month Prime rate, respectively, but NewCo’s cost of funds will be primarily indexed to three-month LIBOR, creating the possibility of repricing risk related to these assets. In a declining interest rate environment, this difference in timing may compress the net interest margin on FFELP Loans and Private Education Loans.

The different interest rate characteristics of NewCo’s loan portfolios and liabilities funding these loan portfolios also result in basis risk and repricing risk. It is not possible to hedge all of NewCo’s exposure to such risks. While the asset and hedge indices are short-term with rate movements that are typically highly correlated, there can be no assurance that the historically high correlation will not be disrupted by capital market dislocations or other factors not within NewCo’s control. In these circumstances, NewCo’s earnings could be materially adversely affected.

Higher than expected prepayments of loans could reduce servicing revenues or reduce or delay payments NewCo receives as the holder of the residual interests of securitization trusts holding student loans.

FFELP Loans and Private Education Loans may be voluntarily prepaid without penalty by borrowers or, in the case of FFELP Loans, consolidated with the borrowers’ other education loans through refinancing into the federal DSLP. FFELP Loans may also be repaid after default by the guarantors of FFELP Loans.

Prepayment rates and levels are subject to many factors beyond NewCo’s control, including repayment through loan consolidation programs. When education loans contained within a securitization trust are prepaid, the fees NewCo earns as servicer decrease and the value of any residual interest NewCo owns in the securitization trust may decline. While some fluctuation in prepayment levels is to be expected, extraordinary or extended increases in prepayment levels could materially adversely affect our liquidity, income and the value of those residual interests.

During the fourth quarter of 2011, ED announced its Special Direct Consolidation Loan (“SDCL”) initiative. The initiative provided an incentive to borrowers who have at least one student loan owned by ED and at least one held by a FFELP lender to consolidate the FFELP lender’s loans into the DSLP by providing a 0.25 percentage point interest rate reduction on the FFELP Loans eligible for consolidation. The program was available from January 17, 2012 through June 30, 2012. As a result of the SDCL initiative, borrowers consolidated approximately $5.2 billion of Existing SLM’s FFELP Loans to the DSLP. The consolidation of these loans resulted in the acceleration of non-cash loan premium and debt discount amortization, which reduced net interest margin by 4 basis points for the year ended December 31, 2012. Future initiatives by ED to encourage or force consolidation or other factors affecting borrowers’ repayment of their loans could similarly reduce NewCo’s cash flows from servicing and interest income as well as its net interest margin, which could materially adversely affect NewCo’s liquidity and income.

NewCo’s use of derivatives to manage interest rate sensitivity exposes it to credit and market risk that could have a material adverse effect on its earnings.

NewCo will maintain an overall interest rate strategy that uses derivatives to minimize the economic effect of interest rate changes. Developing an effective strategy for dealing with movements in interest rates is complex, and no strategy can completely avoid the risks associated with these fluctuations. For example, NewCo’s student loan portfolio remains subject to prepayment risk that could result in its being under- or over-hedged, which could result in material losses. In addition, NewCo’s interest rate risk management activities could expose it to mark-to-market losses if interest rates move in a materially different way than was expected when NewCo entered into the related derivative contracts. As a result, there can be no assurance that hedging activities using derivatives will effectively manage NewCo’s interest rate sensitivity, have the desired beneficial impact on its results of operations or financial condition or not adversely impact its liquidity and earnings.

NewCo’s use of derivatives also exposes it to market risk and credit risk. Market risk is the chance of financial loss resulting from changes in interest rates, foreign exchange rates and market liquidity. NewCo’s Floor Income (as defined below) contracts and some of the basis swaps it uses to manage earnings variability caused by having different reset characteristics on interest-earning assets and interest-bearing liabilities do not qualify for hedge accounting treatment. Therefore, the change in fair value, called the “mark-to-market,” of these derivative instruments is included in NewCo’s statement of income. A decline in the fair value of these derivatives could have a material adverse effect on NewCo’s reported earnings.

Credit risk is the risk that a counterparty will not perform its obligations under a contract. Credit risk is limited to the loss of the fair value gain in a derivative that the counterparty owes NewCo and therefore exists for derivatives with a positive fair value. At September 30, 2013, Existing SLM had a net positive exposure (derivative gain positions less collateral posted by counterparties) related to derivatives of $935 million. If a counterparty fails to perform its obligations, NewCo could, depending on the type of counterparty arrangement, experience a loss of liquidity or an economic loss. In addition, NewCo might not be able to cost effectively replace the derivative position depending on the type of derivative and the current economic environment.

NewCo’s securitization trusts, which it is required to consolidate on its balance sheet, have $11.3 billion of Euro and British Pound Sterling denominated bonds outstanding as of September 30, 2013. To convert these non-U.S. dollar denominated bonds into U.S. dollar liabilities, the trusts have entered into foreign-currency swaps with highly rated counterparties. In addition, the trusts have entered into $13.1 billion of interest rate swaps which are primarily used to convert Prime rate payments received on securitized loans to LIBOR paid on the bonds. At September 30, 2013, the net positive exposure on swaps in securitization trusts is $860 million. A failure by a swap counterparty to perform its obligations could, if the swap has a positive fair value to NewCo, materially and adversely affect NewCo’s earnings.

High or increasing interest rate environments may cause NewCo’s Floor Income to decline, which may adversely affect its earnings.

FFELP Loans disbursed before April 1, 2006, generally earn interest at the higher of either the borrower rate, which is fixed over a period of time, or a floating rate based on a Special Allowance Payment (“SAP”) formula set by ED. NewCo has generally financed its FFELP Loans with floating rate debt whose interest is matched closely to the floating nature of the applicable SAP formula. If a decline in interest rates causes the borrower rate to exceed the SAP formula rate, NewCo will continue to earn interest on the loan at the fixed borrower rate while the floating rate interest on NewCo debt will continue to decline. The additional spread earned between the fixed borrower rate and the SAP formula rate is referred to as “Floor Income.”

Depending on the type of FFELP Loan and when it was originated, the borrower rate is either fixed to term or is reset to a market rate each July 1. For loans where the borrower rate is fixed to term, NewCo may earn Floor Income for an extended period of time; for those loans where the borrower interest rate is reset annually on July 1, NewCo may earn Floor Income to the next reset date. In accordance with legislation enacted in 2006, holders of FFELP Loans are required to rebate Floor Income to ED for all FFELP Loans disbursed on or after April 1, 2006. After accounting for these required rebates, as of September 30, 2013, approximately $57.9 billion of NewCo’s FFELP Loan portfolio was eligible to earn Floor Income.

Floor Income can be volatile as rates on the underlying student loans move up and down. NewCo generally hedges this risk by selling Floor Income contracts to counterparties which lock in the value of the Floor Income over the term of the contract. As of September 30, 2013, approximately $31.7 billion of NewCo’s FFELP Loans eligible to earn Floor Income was economically hedged with Floor Income contracts. A rise in interest rates will reduce the amount of Floor Income received on the approximately $26.2 million of FFELP Loans not hedged with Floor Income contracts, which will compress NewCo’s interest margins and depress its earnings.

Failure to comply with applicable rules and regulations could result in the loss of insurance or guarantees on FFELP Loans and other penalties that could have a material, negative impact on NewCo’s business, financial condition or results of operations.

Loans serviced under the FFELP are subject to the HEA and related regulations. Our servicing operations are designed and monitored to comply with the HEA, related regulations and program guidance; however, ED could determine that we are not in compliance for a variety of reasons, including that we misinterpreted ED guidance or incorrectly applied the HEA and its related regulations or policies. Failure to comply could result in fines, the loss of the insurance and related federal guarantees on affected FFELP Loans, expenses required to cure servicing deficiencies, suspension or termination of our right to participate as a FFELP servicer, negative publicity and potential legal claims. The imposition of significant fines, the loss of the insurance and related federal guarantees on a material number of FFELP Loans, the incurrence of additional expenses and/or the loss of our ability to participate as a FFELP servicer could individually or in the aggregate have a material, negative impact on our business, financial condition or results of operations.

Defaults on student education loans held by NewCo, particularly Private Education Loans, could adversely affect NewCo’s earnings.

FFELP Loans are insured or guaranteed by state or not-for-profit agencies and are also protected by contractual rights to recovery from the United States pursuant to guaranty agreements among ED and these agencies. These guarantees generally cover at least 97 percent of a FFELP Loan’s principal and accrued interests for loans disbursed and, in limited circumstances, 100 percent of the loan’s principal and accrued interest. Nevertheless, NewCo is exposed to credit risk on the non-guaranteed portion of the FFELP Loans in its portfolio and to the possible loss of the insurance or guarantee due to a failure by NewCo to comply with HEA and related regulations.

NewCo bears the full credit exposure on Private Education Loans. For the quarter ended September 30, 2013 and year ended December 31, 2012, on a pro forma basis, the annualized charge-off rate for NewCo’s Private Education Loans (as a percentage of loans in repayment) was 2.9 and 3.9 percent, respectively. Delinquencies are an important indicator of the potential future credit performance for Private Education Loans. NewCo’s delinquencies on a pro forma basis, as a percentage of Private Education Loans in repayment, were 10.4 percent at December 31, 2012 and 9.8 percent at September 30, 2013.

The evaluation of NewCo’s allowance for loan losses is inherently subjective, as it requires material estimates that may be subject to significant changes. As of September 30, 2013, NewCo’s allowance for FFELP Loan and Private Education Loan losses, on a pro forma basis, was approximately $125 million and $2.1 billion, respectively. For the nine months ended September 30, 2013, NewCo recognized provisions for FFELP Loan and Private Education Loan losses, on a pro forma basis, of $39 million and $570 million, respectively. During the year ended December 31, 2012, NewCo recognized provisions for FFELP Loan and Private Education Loan losses, on a pro forma basis, of $68 million and $946 million, respectively. The provision for loan losses reflects the activity for the applicable period and provides an allowance at a level that management believes is appropriate to cover probable losses inherent in the loan portfolio. However, future defaults can be higher than anticipated due to a variety of factors outside of NewCo’s control, such as downturns in the economy, regulatory or operational changes and other unforeseen future trends. Losses on Private Education Loans are also determined by risk characteristics such as school type, loan status (in-school, grace, forbearance, repayment and delinquency), loan seasoning (number of months in active repayment), underwriting criteria (e.g., credit scores), a cosigner and the current economic environment. General economic and employment conditions, including employment rates for recent college graduates, during the recent recession led to higher rates of student loan defaults. Although default rates have decreased recently as economic conditions have improved, they remain higher than pre-recession levels. If actual loan performance is worse than currently estimated, it could materially affect NewCo’s estimate of the allowance for loan losses and the related provision for loan losses in NewCo’s statements of income and as a result adversely affect NewCo’s results of operations.

Adverse market conditions or an inability to effectively manage our liquidity risk could negatively impact NewCo’s ability to meet its liquidity and funding needs, which could materially and adversely impact its business operations and overall financial condition.

NewCo must effectively manage the liquidity risk to which it is exposed. NewCo requires liquidity to meet cash requirements such as day-to-day operating expenses, required payments of principal and interest on borrowings, and distributions to stockholders. NewCo’s primary sources of liquidity and funding are from fees collected for servicing education loans, payments made on the loan portfolio, proceeds and distributions from securitization transactions and trusts that NewCo undertakes and, potentially, offerings of debt and equity securities. NewCo may maintain too much liquidity, which can be costly, or may be too illiquid, which could result in financial distress during times of financial stress or capital market disruptions.

A failure of the operating systems or infrastructure of NewCo could disrupt its business, cause significant losses, result in regulatory action or damage its reputation.

A failure of NewCo’s operating systems or infrastructure could disrupt its business. NewCo’s business is dependent on its ability to process and monitor large numbers of daily transactions in compliance with legal and regulatory standards and its own product specifications, which change to reflect its business needs and new or revised regulatory requirements. As NewCo’s processing demands and loan portfolios change, both in volume and in terms and conditions, NewCo’s ability to develop and maintain its operating systems and infrastructure will become increasingly challenging. There is no assurance that NewCo will adequately or efficiently develop, maintain or acquire access to such systems and infrastructure.

The servicing, financial, accounting, data processing and other operating systems and facilities that support NewCo’s business may fail to operate properly or become disabled as a result of events that are beyond NewCo’s control, adversely affecting its ability to timely process transactions. Any such failure could adversely affect NewCo’s ability to service its clients, result in financial loss or liability to its clients, disrupt its business, and result in regulatory action or cause reputational damage.

Despite the plans and facilities NewCo has in place, its ability to conduct business may be adversely affected by a disruption in the infrastructure that supports its business. This may include a disruption involving electrical, communications, Internet, transportation or other services used by NewCo or third parties with which it conducts business. Notwithstanding efforts to maintain business continuity, a disruptive event impacting NewCo’s processing locations could adversely affect its business, financial condition and results of operations.

NewCo depends on secure information technology, and a breach of its information technology systems could result in significant losses, disclosure of confidential customer information and reputational damage, which would adversely affect NewCo’s business.

NewCo’s operations rely on the secure processing, storage and transmission of personal, confidential and other information in its computer systems and networks. Although NewCo takes protective measures it deems reasonable and appropriate, its computer systems, software and networks may be vulnerable to unauthorized access, computer viruses, malicious attacks and other events that could have a security impact beyond NewCo’s control. These technologies, systems and networks, and those of third parties, may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of NewCo’s or its customers’ confidential, proprietary and other information, or otherwise disrupt NewCo’s business operations or those of its customers or other third parties. Information security risks for institutions that handle large numbers of financial transactions on a daily basis such as NewCo have generally increased in recent years, in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists and other external parties.

If one or more of such events occur, personal, confidential and other information processed and stored in, and transmitted through, NewCo’s computer systems and networks could be jeopardized or could cause interruptions or malfunctions in NewCo’s operations that could result in significant losses or reputational damage. NewCo routinely transmits and receives personal, confidential and proprietary information, some of it through third parties. NewCo has sought to put in place secure transmission capability and works to ensure that third parties follow similar procedures. Nevertheless, an interception, misuse or mishandling of personal, confidential or proprietary information being sent to or received from a customer or third party could result in legal liability, regulatory action and reputational harm. In the event personal, confidential or other information is jeopardized, intercepted, misused or mishandled, NewCo may need to expend significant additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and it may be subject to fines, penalties, litigation and settlement costs and financial losses that are either not insured against or not fully covered through insurance. If one or more of such events occur, NewCo’s business, financial condition or results of operations could be significantly and adversely affected.

NewCo depends on third parties for a wide array of services, systems and information technology applications, and a breach or violation of law by one of these third parties could disrupt NewCo’s business or provide its competitors with an opportunity to enhance their position at NewCo’s expense.

Third-party vendors are significantly involved in aspects of NewCo’s software and systems development, the timely transmission of information across its data communication network, and for other telecommunications, processing, remittance and technology-related services in connection with NewCo’s payment services businesses. If a service provider fails to provide the services required or expected, or fails to meet applicable contractual or regulatory requirements such as service levels or compliance with applicable laws, the failure could negatively impact NewCo’s business by adversely affecting its ability to process customers’ transactions in a timely and accurate manner, otherwise hampering NewCo’s ability to serve its customers, or subjecting NewCo to litigation and regulatory risk for matters as diverse as poor vendor oversight or improper release or protection of personal information. Such a failure could also adversely affect the perception of the reliability of NewCo’s networks and services and the quality of its brands, which could materially adversely affect NewCo’s business and results of operations.

Federal funding constraints and spending policy changes triggered by associated federal spending deadlines and ongoing lawmaker and regulatory efforts to change the student lending sector may result in disruption of federal payments for services NewCo provides to the government, which could materially and adversely affect NewCo’s business strategy or future business prospects.

NewCo receives payments from the federal government on its FFELP Loan portfolio and for other services it provides, including servicing loans under the DSLP and providing default aversion and contingency collections to ED. Payments for these services may be affected by various factors, including the following:

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Debt Limit: In October 2013, after a partial shutdown of the federal government, Congress temporarily approved funding for government operations until January 15, 2014 and raised the debt ceiling. However, the federal government is expected to again reach the statutory borrowing limit by mid-February 2014 and, once the limit is reached, the federal government will not be able to borrow to meet its payment obligations.

•	2014 Appropriations: Congress and the Administration must address the expiration at the beginning of 2014 of funding for federal government operations.

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Sequestration: In August 2011, Congress passed the Budget Control Act of 2011, which committed the federal government to reduce the federal deficit over 10 years by $1 trillion relative to the fiscal year 2012 Administration budget submission. Pursuant to this Act, as amended, substantial automatic spending cuts, known as “sequestration,” began to be implemented on March 1, 2013. ED has indicated that its implementation of the sequester could result in cuts to contracts with private-sector entities such as NewCo.

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President’s Budget: The President’s fiscal 2015 budget is expected to be released in the first quarter of 2014. Previous budgets have included a number of education lending-related initiatives, including proposed reductions in payments by ED to service providers assisting students with the rehabilitation of defaulted federal loans.

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Other Higher Education Legislation: As Congress considers the reauthorization of the Higher Education Act, it could consider legislation that would reduce the payments to guarantors or change the consolidation program to incentivize student loan borrowers to refinance their existing student loans, both private and federal. Such reforms could reduce NewCo’s cash flows from servicing and interest income as well as its net interest margin.

It is possible that the Administration and Congress could engage in a prolonged debate linking the federal deficit, debt ceiling and other budget issues resulting in a similar debate to the one that occurred around the Budget Control Act of 2011 and the raising of the debt ceiling in October 2013. If U.S. lawmakers now or in the future fail to reach agreement on these issues, the federal government could stop or delay payment on its obligations, including those on services NewCo provides. NewCo cannot predict how or what programs will be impacted by any actions that the Administration, Congress or the federal government may take. Further, legislation to address the federal deficit and spending could include proposals that would adversely affect FFELP and DSLP-related servicing businesses. A protracted reduction, suspension or cancellation of the demand for the services NewCo provides, or proposed changes to the terms or pricing of services provided under existing contracts with the federal government, including its contract with ED, could have a material adverse effect on NewCo’s revenues, cash flows, profitability and business outlook, and, as a result, could materially adversely affect its business, financial condition and results of operations.

If NewCo does not effectively align its cost structure with its business operations, its results of operations and financial condition could be materially adversely affected.

NewCo will need to align its cost structure with its business operations to remain profitable. Existing SLM has previously undertaken cost cutting initiatives in response to legislative changes, including the ending of FFELP in 2010 and the wind down of NewCo’s FFELP Loan portfolio over the next approximately 20 years. NewCo intends to make opportunistic acquisitions of additional FFELP Loans, both to increase cash flow from its loan portfolio and to expand its FFELP Loan servicing business. It will further seek to undertake other initiatives to grow its business. NewCo’s ability to properly size its cost structure will be dependent upon a number of variables, including its ability to successfully execute on its business plan and future legislative changes that may increase its compliance costs or otherwise impact its business. If NewCo undertakes cost reductions based on its business plan, those reductions could be too dramatic and could cause disruptions in its business, reductions in the quality of the services it provides or cause it to fail to comply with applicable regulatory standards. Alternatively, NewCo may fail to implement, or be unable to achieve, necessary cost savings commensurate with its business and prospects. In either case, NewCo’s business, results of operations and financial condition could be adversely affected.

Incorrect estimates and assumptions by management in connection with the preparation of NewCo’s consolidated financial statements could adversely affect NewCo’s reported assets, liabilities, income and expenses.

The preparation of NewCo’s consolidated financial statements requires management to make critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses during the reporting periods. Incorrect estimates and assumptions by management could adversely affect NewCo’s reported amounts of assets, liabilities, income and expenses during the reporting periods. A description of critical accounting estimates and assumptions may be found in “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” and in “Note 2—Significant Accounting Policies” to the audited consolidated financial statements incorporated by reference into the accompanying prospectus from Exhibit 99.1 of the Current Report on Form 8-K filed on November 27, 2013. If NewCo makes incorrect assumptions or estimates, it may under- or overstate reported financial results, which could materially and adversely affect its business, financial condition and results of operations and the reliability of its financial statements.

Acquisitions or strategic investments that NewCo pursues may not be successful and could disrupt its business, harm its financial condition or reduce its earnings.

NewCo’s strategy includes making opportunistic acquisitions of, or material investments in, complementary businesses, products and portfolios of loans. NewCo may not be able to identify suitable opportunities and, if not, this strategy could fail. NewCo may not be able to obtain financing necessary to allow NewCo to make such acquisitions or investments on satisfactory terms or at all or obtain necessary regulatory approvals, or be able to complete the transactions on satisfactory terms. If the purchase price of any acquisition or investment is paid in cash, it may have an adverse effect on NewCo’s financial condition; if the purchase price is paid with NewCo stock, it could be dilutive to stockholders. NewCo may assume liabilities, including unrecorded liabilities that are not discovered at the time of the transaction, and the repayment of those liabilities may have an adverse effect on NewCo’s financial condition.

NewCo may not be able to successfully integrate personnel, operations, businesses, products, or technologies of an acquisition. There may be additional risks if NewCo enters into a line of business in which it has limited experience or the business operates in a legal, regulatory or competitive environment with which it is not familiar. NewCo may not have or be able to maintain the expertise needed to manage the new business. The expected benefits of acquisitions and investments also may not be realized for various reasons, including the loss of key personnel, customers or vendors. If NewCo fails to integrate or realize the expected benefits of its acquisitions or investments, it may lose the return on these acquisitions or investments or incur additional transaction costs, and its business and financial condition may be harmed as a result.

NewCo’s student loan servicing business operates in a competitive environment and could lose market share and revenues if competitors compete more aggressively or effectively.

NewCo competes in the student loan servicing business with for-profit and non-profit servicing institutions, many with strong records of performance. NewCo competes based on capability and customer service metrics. To the extent competitors compete aggressively or more effectively than NewCo, NewCo could lose market share to them or NewCo’s service offerings may not prove to be profitable.

Existing SLM serviced approximately 5.7 million accounts under a DSLP servicing contract with ED as of September 30, 2013, and NewCo will continue as the service provider under this contract. NewCo competes for DSLP servicing volume from ED with three other servicing companies with whom it shares the contract. New account allocations for each contract year are awarded annually based on each company’s performance on five different metrics over the most recently ended contract year: defaulted borrower count, defaulted borrower dollar amount, a survey of borrowers, a survey of schools and a survey of ED personnel. Pursuant to the contract terms related to annual volume allocation of new loans, the maximum a servicer can be awarded for any new contract year is 40 percent of net new borrowers in that contract year. Existing SLM ranked last in the allocation of net accounts for the upcoming contract year. Its allocation of new customer loans serviced for ED under the DSLP servicing contract was 15 percent for the most recent contract year and is 18 percent for the upcoming contract year. If NewCo is unable to improve on Existing SLM’s performance metrics and increase its relative standing compared to the three other servicing companies it competes with for account allocations under the DSLP servicing contract, its ability to increase its servicing business with ED may be materially adversely affected. In November 2013, ED exercised its renewal right with respect to the DSLP servicing contract for an additional five-year term through June 16, 2019. No assurance can be given that the terms of the renewal will be as favorable to NewCo as the current contract terms.

Unexpected and sharp changes in the overall economic environment may negatively impact the performance of NewCo’s loan portfolios.

Unexpected changes in the overall economic environment, including unemployment, may result in the credit performance of NewCo’s loan portfolio being materially different from expectations. NewCo’s earnings are dependent on the expected future creditworthiness of its student loan customers, especially with respect to its Private Education Loan portfolio. NewCo maintains a reserve for credit losses based on future charge-offs expected over primarily the next two years, which takes into account many factors, including levels of past due loans and forbearances and expected economic conditions. However, management’s determination of the appropriate reserve level may under- or over-estimate future losses. If the credit quality of NewCo’s customer base materially decreases, if a market risk changes significantly, or if NewCo’s reserves for credit losses are not adequate, NewCo’s business, financial condition and results of operations could suffer.

NewCo is also subject to the creditworthiness of other third parties, including counterparties to derivative transactions. For example, NewCo has exposure to the financial conditions of various lending, investment and derivative counterparties. If a counterparty fails to perform its obligations, NewCo could, depending on the type of counterparty arrangement, experience a loss of liquidity or an economic loss. In addition, NewCo might not be able to cost effectively replace the derivative position depending on the type of derivative and the current economic environment, and thus be exposed to a greater level of interest rate and/or foreign currency exchange rate risk which could lead to additional losses. NewCo’s counterparty exposure is more fully discussed in “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Counterparty Exposure” incorporated by reference into the accompanying prospectus from Exhibit 99.1 of the Current Report on Form 8-K filed on November 27, 2013 and “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Counterparty Exposure” incorporated by reference into the accompanying prospectus from the Quarterly Report on Form 10-Q for the nine months ended September 30, 2013. If counterparties are unable to perform their obligations, NewCo’s business, financial condition and results of operations could suffer.

Changes in law, regulation or regulatory policy involving student loans could have a material impact on NewCo’s profitability, results of operations, financial condition, cash flows or future business prospects.

NewCo’s businesses are subject to numerous state and federal laws and regulations and its failure to comply with these laws and regulations may result in significant costs, including litigation costs, and/or business sanctions. In addition, changes to such laws and regulations could adversely impact NewCo’s business and results of operations if it is not able to adequately mitigate the impact of such changes.

Existing SLM’s FFELP Loan business has been affected extensively by changes in law, most notably by the legislation Congress passed in 2010 to eliminate new FFELP Loans. Changes in the laws, regulations and policies governing federal loan servicing or the terms and conditions of existing FFELP Loans could have an even greater adverse effect on NewCo’s results of operations, financial condition, cash flows and business prospects as NewCo’s business will be more concentrated in FFELP Loans than Existing SLM’s business has been.

NewCo’s Private Education Loan business may also be impacted by changes in law, regulations or regulatory policy. For example, the CFPB’s July 2012 Report on the Private Education Loan marketplace provided a number of recommendations, including reconsideration by Congress of the federal Bankruptcy Code’s treatment of Private Education Loans and subjecting additional credit products to the disclosure and consumer protection framework applicable to Private Education Loans. In the future, Congress or the Administration may act on these recommendations or choose to take actions beyond or unrelated to the CFPB’s recommendations to further regulate the Private Education Loan market or dictate the terms and conditions applicable to Private Education Loans NewCo owns. The taking of any such actions may adversely impact the profitability and growth of our business and/or significantly alter the costs and manner in which we choose to conduct this business.

In addition, the Dodd-Frank Act contains comprehensive provisions that govern the practices and oversight of financial institutions (including large non-bank financial institutions) and other participants in the financial markets. It imposes significant regulations on almost every aspect of the U.S. financial services industry, including enhanced supervisory authority over NewCo’s business. Many of the Dodd-Frank Act’s provisions have become effective but remain subject to interpretation and formal implementation by regulatory authorities through final rulemaking. As a result of the Dodd-Frank Act, the CFPB and other financial regulators have introduced and continue to introduce new regulations and guidance, even as they impose enforcement actions against financial institutions and financial service providers which often contain additional cautions and guidance which must be taken into consideration. Due to the uncertainty engendered by these new regulations, guidance and actions, coupled with the likelihood of additional changes or additions to the statutes, regulations and practices applicable to its business, NewCo is not able to estimate the ultimate impact of changes in law on its financial results, business operations or strategies. NewCo believes that the cost of responding to and complying with these evolving laws and regulations, as well as any guidance from enforcement actions, will continue to increase, as will the risk of penalties and fines from any enforcement actions that may be imposed on its businesses. NewCo’s profitability, results of operations, financial condition, cash flows or future business prospects could be materially and adversely affected as a result.

NewCo’s business may be adversely impacted by increased expenditures due to changes in law or agency interpretations, increased regulatory oversight or supervision and possible remediation efforts and penalties.

The CFPB has broad authority with respect to NewCo’s loan servicing business. It has authority to write regulations under federal consumer financial protection laws and to directly or indirectly enforce those laws and examine NewCo for compliance. The CFPB also has examination and enforcement authority with respect to various federal consumer financial laws for some providers of consumer financial products and services, including NewCo, and in December 2013, the CFPB issued a final rule defining “larger participants” in the student loan servicing market that will be subject to supervision and examination by the CFPB, a category that will include NewCo’s student loan servicing subsidiaries. The CFPB is authorized to collect fines and provide consumer restitution in the event of violations, engage in consumer financial education, track consumer complaints, request data and promote the availability of financial services to underserved consumers and communities. The CFPB has authority to prevent unfair, deceptive or abusive acts or practices and to ensure that all consumers have access to fair, transparent and competitive markets for consumer financial products and services. The review of products and practices to prevent unfair, deceptive or abusive conduct will be a continuing focus of the CFPB. The ultimate impact of this heightened scrutiny is uncertain, but it has resulted in, and could continue to result in, changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties.

The Dodd-Frank Act authorizes state officials to enforce regulations issued by the CFPB and to enforce the Dodd-Frank Act’s general prohibition against unfair, deceptive or abusive practices. To the extent states enact requirements that differ from federal standards or state officials and courts adopt interpretations of federal consumer laws that differ from those adopted by the CFPB, our compliance costs could increase and reduce our ability to offer the same products and services to consumers nationwide and we may be subject to a higher risk of state enforcement actions.

In furtherance of its regulatory and supervisory powers, the CFPB has the authority to impose monetary penalties for violations of applicable federal consumer financial laws, require remediation of practices and pursue administrative proceedings or litigation for violations of applicable federal consumer financial laws (including the CFPB’s own rules). The CFPB has the authority to issue cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations implemented under Title X of the Dodd-Frank Act, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to remedy violations of state law. If the CFPB or one or more state attorneys general or state regulators believe that we have violated any of the applicable laws or regulations, they could exercise their enforcement powers in ways that could have a material adverse effect on us or our business.

NewCo’s collection business is subject to significant regulation and oversight by state and federal agencies, and a failure to comply with applicable laws and regulations may result in significant costs, sanctions and litigation.

NewCo’s debt collection business is subject to regulation and oversight by various state and federal agencies, particularly in the area of consumer protection. In October 2012, the CFPB issued its final debt collection larger participants rule and examination procedures that will allow the CFPB to federally supervise larger consumer debt collectors for the first time, including NewCo’s collection subsidiaries. Some state attorneys general continue to be active in this area of consumer protection regulation. NewCo is subject, and may be subject in the future, to inquiries and audits from state and federal regulators as well as frequent litigation from private plaintiffs.

The failure by NewCo’s collection business to comply with the state and federal laws and regulations to which it is subject may result in significant costs, including litigation costs and business sanctions. Changes to such laws and regulations could adversely impact NewCo’s collection business and results of operations if it is not able to adequately mitigate the impact of such changes.

NewCo’s ability to continue to operate its businesses related to contracting with state and federal governments is partly reliant on its ability to remain compliant with the laws and regulations applicable to those contracts.

NewCo is subject to a variety of laws and regulations related to its government contracting businesses, including its contracts with ED. In addition, these government contracts are subject to termination rights, audits and investigations. If NewCo were found in noncompliance with the contract provisions or applicable laws or regulations, or the government exercised its termination or other rights for that or other reasons, NewCo’s reputation could be negatively affected, and its ability to compete for new contracts with ED and other third parties could be diminished. If this were to occur, the future prospects, revenues and results of operations of this portion of NewCo’s business could be negatively affected.

The Financial Stability Oversight Council (“FSOC”) could designate NewCo as an important non-bank financial company to be supervised by the Federal Reserve Bank (“FRB”). Designation as a systemically important financial institution (“SIFI”) would impose significant additional statutorily–defined monitoring and compliance regimes on our business and could significantly increase the levels of risk-based capital and highly liquid assets we are required to hold. Required implementation of some or all of the measures currently proposed by the FRB to be applicable to SIFIs would have a material impact on our business, results of operations and financial condition.

As directed by the Dodd-Frank Act, on April 3, 2012, FSOC approved the final rule and interpretive guidance regarding the designation of non-bank financial companies as SIFIs (the “SIFI Rules”). If designated as a SIFI, a non-bank financial company will be supervised by the FRB and be subject to enhanced prudential supervision and regulatory standards. While the separation of NewCo from Sallie Mae Bank will reduce the complexity of both organizations and may reduce the risk of NewCo’s designation as a SIFI under the SIFI Rules, no assurance can be given that such a designation will not occur.

In December 2011, the FRB proposed enhanced prudential supervisory and regulatory standards that would require SIFIs, among other things, to meet minimum risk-based capital ratios, comply with formal liquidity standards based on projected 30-day liquidity stress events, be subject to liquidity risk management and governance requirements, implement liquidity monitoring and compliance regimes, be subject to periodic company and FRB-run supervisory stress tests and periodically report to the FDIC and FRB on plans for rapid and orderly resolution of company affairs in the event of a material financial distress or failure. Unless an exception were made to recognize the unique, federally insured nature of FFELP Loans, if we were designated as a SIFI our capital requirements would significantly increase. While we maintain our own contingency funding plans and conduct our own internal periodic stress tests, neither Existing SLM nor NewCo has ever been subject to an FRB-supervised stress test nor has NewCo developed a plan for orderly resolution of the scope and magnitude currently demanded of financial companies subject to those requirements. Complying with these measures and implementing any or all of these monitoring and compliance requirements could significantly increase our cost of doing business and the levels of capital and liquidity we are required to hold and, consequently, have a material and adverse impact on our business, results of operations and financial condition.

NewCo’s framework for managing risks may not be effective in mitigating the risk of loss.

NewCo’s risk management framework seeks to mitigate risk and appropriately balance risk and returns. NewCo has established processes and procedures intended to identify, measure, monitor, control and report the types of risk to which it is subject. NewCo seeks to monitor and control risk exposure through a framework of policies, procedures, limits and reporting requirements. Management of risks in some cases depends upon the use of analytical and forecasting models. If the models that NewCo uses to mitigate these risks are inadequate or ineffective, it may incur increased losses. In addition, there may be risks that exist, or that develop in the future, that NewCo has not appropriately anticipated, identified or mitigated. If NewCo’s risk management framework does not effectively identify or mitigate risks, NewCo could suffer unexpected losses, and its financial condition and results of operations could be materially adversely affected.

NewCo is subject to evolving and complex tax laws, which may result in additional liabilities that may affect its results of operations.

NewCo is subject to evolving and complex federal and state tax laws. Significant judgment is required for determining NewCo’s tax liabilities, and Existing SLM’s tax returns have been, and NewCo’s tax returns will continue to be, periodically examined by various tax authorities. NewCo will have, among other tax liabilities, risks for future tax contingencies arising from operations post-separation. Due to the complexity of tax contingencies, the ultimate resolution of any tax matters related to operations post-separation may result in payments greater or less than amounts accrued.

In addition, NewCo may be impacted by changes in tax laws, including tax rate changes, changes to the laws related to the treatment and remittance of foreign earnings, new tax laws and subsequent interpretations of tax laws by federal and state tax authorities.

Risks Related to the Separation

NewCo’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly-traded company and may not be a reliable indicator of its future results.

Due to the relative significance of NewCo to Existing SLM, among other factors, NewCo will be treated as the “accounting successor” to Existing SLM for financial reporting purposes, notwithstanding the legal form of the separation described in this pricing supplement. Hence, NewCo’s historical consolidated financial statements will be the consolidated financial statements of Existing SLM. Accordingly, the historical financial statements of Existing SLM incorporated by reference into the accompanying prospectus and the pro forma financial information for NewCo included elsewhere in this pricing supplement do not necessarily reflect the financial condition, results of operations or cash flows that NewCo would have achieved as a separate, publicly-traded company during the periods presented or those that NewCo will achieve in the future primarily as a result of the factors described below:

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Prior to the separation, NewCo’s business has been operated by Existing SLM as part of its broader corporate organization in combination with those businesses that will be held by SLM BankCo after the separation and distribution. Some of the SLM BankCo businesses performed services for or engaged in intercompany transactions with the businesses that will be held by NewCo after the separation and distribution. Existing SLM’s historical and NewCo’s pro forma financial results reflect allocations of corporate expenses from Existing SLM for such functions and are likely to be less than the expenses NewCo would have incurred had it operated as a separate company from Existing SLM. After the separation and distribution, NewCo may not be able to operate its business efficiently or at comparable costs, and its profitability may decline.

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Prior to the separation, NewCo’s historical financial statements include the assets, liabilities, results of operations and cash flows attributable to Existing SLM’s consumer banking business, including Sallie Mae Bank, which will be held by SLM BankCo after the separation and distribution.

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NewCo’s historical financial information does not reflect its obligations under the various transitional and other agreements it will enter into with SLM BankCo in connection with the separation and distribution.

Other significant changes may occur in NewCo’s cost structure, management, financing and business operations as a result of operating as a company separate from the combined businesses of Existing SLM. For additional information about the historical financial performance of NewCo’s business and the basis of presentation of the historical consolidated financial statements and the unaudited pro forma condensed consolidated financial statements of NewCo’s business, see “Unaudited Pro Forma Condensed Consolidated Financial Statements” included elsewhere in this pricing supplement, “Item 6—Selected  Financial Data” and “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into the accompanying prospectus from Exhibit 99.1 of the Current Report on Form 8-K filed on November 27, 2013, “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into the accompanying prospectus from the Quarterly Report on Form 10-Q for the nine months ended September 30, 2013 and the historical financial statements and accompanying notes of Existing SLM incorporated herein by reference.

The migration of systems from NewCo’s information technology platform to support SLM BankCo may be disruptive to NewCo’s business and NewCo’s ability to service its customers.

Sallie Mae, Inc. (SMI), a wholly owned subsidiary of Existing SLM, currently services substantially all the education loans held by Existing SLM, including those held by Sallie Mae Bank. In connection with the corporate reorganization and separation, SMI will become a subsidiary of NewCo and will service and collect the education loans owned by NewCo as well as provide servicing and collection activities on loans of third parties, including ED. A portion of the private education loan servicing assets of SMI will be transferred to a new servicing company we refer to as Private ServiceCo, which will be a subsidiary of SLM BankCo that will service the Private Education Loans held by Sallie Mae Bank. During an estimated up to 18-month transition period after the separation and distribution, SMI, as a subsidiary of NewCo, will continue to host and provide Private ServiceCo, as a subsidiary of SLM BankCo, with access to NewCo’s information technology systems and services to enable Private ServiceCo to service the Private Education Loans held at Sallie Mae Bank. During this transition period, SLM BankCo will work to create its own, or engage third parties to provide, the information systems and services to replace those provided by NewCo. Disruptions to NewCo’s information technology systems caused by the transition, including the inability of customers with more than one type of student loan to speak to a single customer service representative, could occur. Any perceived disruption of NewCo’s or SLM BankCo’s ability to service their customers may damage NewCo’s reputation and have a material adverse impact on its business, financial condition or results of operations. Further, although the transition period is expected to be less than 18 months, unforeseen circumstances or significant third-party delays could significantly extend this period. Any extension of the transition period will increase the costs incurred by NewCo to provide transition assistance to SLM BankCo and may increase the chance of a disruption to NewCo’s information technology systems and its businesses.

NewCo will owe obligations, including service and indemnification obligations, to SLM BankCo under various transaction agreements that have or will be executed as part of the separation, which could be materially disruptive to NewCo’s business or subject it to substantial liabilities.

In connection with the separation and distribution, NewCo, Existing SLM and SLM BankCo will enter into a separation and distribution agreement and NewCo and SLM BankCo will enter into various other agreements, including, among others, a transition services agreement, a tax sharing agreement, an employee matters agreement, a loan servicing and administration agreement and a master lease agreement. Under the transition services agreement, a subsidiary of NewCo will host and provide SLM BankCo with access to NewCo’s information technology systems and services, and NewCo will assist SLM BankCo as it seeks to migrate its customer data and service functions to a separate platform. The performance by NewCo of its obligations to SLM BankCo under these agreements may require the diversion of a significant amount of NewCo management’s time from NewCo’s operations and could be disruptive to its business operations.

The separation and distribution agreement with Existing SLM and SLM BankCo will provide for, among other things, indemnification obligations designed to make NewCo financially responsible for substantially all liabilities that may exist whether incurred prior to or after the separation, relating to the business activities, of Existing SLM prior to the separation and distribution, other than those arising out of the consumer banking business and expressly assumed by SLM BankCo pursuant to the separation and distribution agreement. If NewCo is required to indemnify SLM BankCo under the circumstances set forth in the separation and distribution agreement, NewCo may be subject to substantial liabilities.

There could be significant liability to NewCo if the distribution is determined to be a taxable transaction.

The separation and distribution condition on the receipt by Existing SLM of a private letter ruling from the IRS to the effect that, among other things, (i) the SLM Merger (together with the conversion of the shares of Existing SLM common and preferred stock into shares of SLM BankCo common and preferred stock pursuant to the SLM Merger) will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and will not be integrated with the rest of the separation and distribution, and (ii) the separation and distribution will qualify as a “reorganization” for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. It also is a condition to the distribution that this private letter ruling shall not be revoked or modified in any material respect. In addition, the distribution is conditioned on SLM BankCo’s receipt of an opinion from outside tax counsel to the effect that, with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule, such requirements will be satisfied. The ruling and the opinion rely on facts, assumptions, representations and undertakings from Existing SLM, SLM BankCo and NewCo regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings is incorrect or not satisfied, SLM BankCo and its stockholders may not be able to rely on the ruling or the opinion of tax counsel and could be subject to significant tax liabilities. Notwithstanding receipt of the private letter ruling from the IRS and opinion of tax counsel, the IRS could determine on audit that the SLM Merger and/or separation and distribution is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of significant changes in the share ownership of SLM BankCo or NewCo after the separation. If the SLM Merger and/or separation and distribution is determined to be taxable for U.S. federal income tax purposes, SLM BankCo and its stockholders that are subject to

U.S. federal income tax could incur significant U.S. federal income tax liabilities and NewCo could incur significant liabilities related thereto.

NewCo’s ability to engage in strategic corporate transactions in the near term could be limited.

To preserve the tax-free treatment to SLM BankCo of the separation and the distribution, NewCo and SLM BankCo will enter into a tax sharing agreement that will restrict NewCo from engaging in certain transactions that could prevent the distribution and related transactions from being tax-free to SLM BankCo and its stockholders for U.S. federal income tax purposes. In general terms, under the tax sharing agreement, for up to a two-year period following the distribution (the “Restricted Period”), NewCo will be prohibited from:

•	selling all or substantially all of its assets or engaging in mergers or other strategic transactions that may result in a change of control of NewCo (as determined under U.S. federal income tax law);

•	ceasing to actively conduct its business or liquidating;

•
issuing shares of NewCo stock equal to or exceeding 25 percent of the shares of NewCo stock issued and outstanding immediately following the distribution date, including to raise capital or as acquisition currency in furtherance of strategic transactions, such as for the purchase of additional portfolios of student loans; and

•	repurchasing outstanding shares of its common stock, other than in open market repurchases constituting less than 25 percent of such stock outstanding immediately following the distribution date.

The foregoing prohibitions are in some cases more restrictive than that required under the Code due to the potential significant liability to SLM BankCo and its stockholders were the separation and the distribution determined to be a taxable transaction. Under the tax sharing agreement, NewCo will have the ability to engage in certain otherwise prohibited transactions, such as additional stock issuances or stock repurchases during the Restricted Period, provided it first delivers to SLM BankCo a tax opinion or IRS ruling that doing so will not adversely affect the tax-free treatment of the separation and the distribution.

The foregoing prohibitions could limit NewCo’s ability to pursue strategic transactions or other transactions during the Restricted Period that it may believe to be in its best interests or that might increase the value of its business or its creditworthiness or that of Existing SLM. In addition, under the tax sharing agreement, NewCo is required to indemnify SLM BankCo against any tax liabilities incurred as a result of the violation of any of the foregoing restrictions, as well as any transaction (or series of transactions) that results in the distribution being considered part of a plan that includes a later change in control of NewCo during the Restricted Period (as determined under U.S. federal income tax law).

NewCo may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect its business.

NewCo may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution is expected to provide the following benefits, among others: (i) a distinct investment identity allowing investors to evaluate the merits, performance, and future prospects of NewCo separately from SLM BankCo; (ii) cash flows significantly in excess of debt service obligations; (iii) more efficient allocation of capital for both NewCo and SLM BankCo; (iv) reducing the likelihood that NewCo is designated a SIFI; and (v) a separate equity structure that allows direct access by NewCo to the capital markets and the use of NewCo equity for acquisitions and equity compensation.

NewCo may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating NewCo’s business; (b) following the separation, NewCo may be more susceptible to market fluctuations and other adverse events than if it were still a part of Sallie Mae; (c) following the separation, NewCo’s business will be less diversified than Existing SLM’s business prior to the separation; (d) absent the acquisition of new loan portfolios or new sources of fee income, NewCo’s revenue and operating margin will decline as its FFELP Loan portfolio amortizes over the next 20 years; and (e) other actions required to separate SLM BankCo’s and NewCo’s respective businesses could disrupt NewCo’s operations. If NewCo fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, the business, financial condition and results of operations of NewCo could be adversely affected and the value of its stock could be impacted.

The FDIC, UDFI or CFPB may seek to assert control over the manner, timing or terms of the separation, which could result in the separation and distribution not being effected on the terms or timeline currently contemplated or at all.

Sallie Mae Bank is subject to state and FDIC regulation, oversight and regular examination, including by the CFPB. The FDIC and state regulators have the authority to impose fines, penalties or other limitations on Sallie Mae Bank’s operations should they conclude that its operations are not compliant with applicable laws and regulations. Sallie Mae Bank is currently subject to a 2008 cease and desist order issued jointly by the FDIC and the UDFI for weaknesses in its compliance function. Many of these weaknesses have previously been attributed to Sallie Mae Bank’s oversight of significant activities performed outside Sallie Mae Bank by Sallie Mae affiliates, including by companies that will become subsidiaries of NewCo. The separation is expected to ameliorate this condition due to the separation of NewCo and SLM BankCo (which will include Sallie Mae Bank) into two, independent publicly-traded companies.

In July 2013, the FDIC notified Sallie Mae Bank that it plans to replace the existing cease and desist order with a new formal enforcement action that will more specifically address certain cited violations of Section 5 of the Federal Trade Commission Act (the “FTCA”), including with respect to the Servicemember Civil Relief Act (the “SCRA”), and the Equal Credit Opportunity Act (“ECOA”), and its implementing regulation, Regulation B. In November 2013, the FDIC notified Sallie Mae Bank that the new formal enforcement action will include civil money penalties and restitution. Sallie Mae Bank has been notified by the UDFI that it does not intend to join the FDIC in issuing the new enforcement action.

In addition, in November 2013, the FDIC notified SMI that it intends to take formal enforcement action against it as an “institution-affiliated party” of Sallie Mae Bank to address certain cited violations of Section 5 of the FTCA that are substantially similar and related to those that will be addressed in Sallie Mae Bank’s new enforcement action, including with respect to the SCRA and the ECOA and its implementing Regulation B. The enforcement action will include civil money penalties and could include restitution obligations.

With respect to the alleged civil violations of Section 5 of the FTCA relating to the SCRA, Existing SLM is also in discussions with the Department of Justice, as the agency having primary authority for enforcement of SCRA matters, regarding settlement, remediation and a comprehensive restitution plan. In September 2013 SMI also received a cease and desist order from the CFPB as part of its separate investigation regarding SMI’s payment allocation practices and procedures. It is not possible at this time to estimate a range of potential exposure, if any, to amounts that may be payable or costs that must be incurred by Existing SLM to comply with the terms of any order, settlement, remediation or restitution plan.

Though we are unaware of any applicable requirement that the FDIC, UDFI, or CFPB approve of the separation and distribution, there can be no assurances that these or other federal or state consumer or financial regulators will not seek to affect the timing, manner or terms of the separation and distribution, or prohibit the separation and distribution altogether.

Challenges in the commercial and credit environment may adversely affect NewCo’s business and results of operations.

NewCo’s ability to issue debt, securitize FFELP Loans and Private Education Loans, or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the ability of student borrowers to repay their loans or if there are significantly unfavorable changes in economic conditions. Volatility in the world financial markets could increase borrowing costs. If any of these events were to occur, it could materially adversely affect NewCo’s business, financial condition and results of operations.

Unaudited Pro Forma Condensed Consolidated Financial Statements

The unaudited pro forma condensed consolidated financial statements of NewCo presented below consist of unaudited pro forma consolidated statements of income for the nine months ended September 30, 2013 and for the fiscal year ended December 31, 2012, and an unaudited pro forma consolidated balance sheet as of September 30, 2013. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Existing SLM, incorporated by reference in this pricing supplement.

The unaudited pro forma condensed consolidated financial statements are not intended to be a complete presentation of NewCo’s financial position or results of operations had the separation and distribution and related agreements summarized under “Separation Agreements” occurred as of and for the periods indicated and do not reflect the issuance of notes offered in this pricing supplement. In addition, they are provided for illustrative and informational purposes only and are not necessarily indicative of NewCo’s future results of operations or financial condition as an independent, publicly-traded company. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the separation and distribution and related agreements, and that are factually supportable and for the purposes of the statement of operations, are expected to have a continuing impact on NewCo. However, such adjustments are subject to change based on the finalization of the separation and distribution agreement with SLM BankCo and related agreements.

The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2013 and fiscal year ended December 31, 2012 reflect NewCo’s results as if the separation and distribution and related transactions described in this pricing supplement had occurred as of January 1, 2012. The unaudited pro forma consolidated balance sheet as of September 30, 2013 reflects our results as if the separation and distribution and such related transactions had occurred as of such date.

As described elsewhere in this pricing supplement, from a legal standpoint, SLM BankCo, the post-separation successor to Existing SLM, is distributing NewCo. However, due to the relative significance of NewCo to Existing SLM, among other factors, for financial reporting purposes NewCo will be treated as the “accounting spinnor” and therefore will be the “accounting successor” to Existing SLM, notwithstanding the legal form of the separation and distribution described in this pricing supplement. As a result, the “Historical” financial statements for the periods presented herein are those of Existing SLM, which will be NewCo’s accounting predecessor.

The unaudited pro forma condensed consolidated financial statements have been adjusted to give effect to the distribution by means of a tax-free dividend, at a 1-to-1 ratio, for U.S. stockholders and other adjustments resulting from the distribution, the transfer of certain assets and liabilities historically operated by NewCo that will be contributed to Existing SLM’s post-separation successor SLM BankCo, NewCo’s anticipated post-separation capital structure and the impact of, and transactions contemplated by, the separation and distribution agreement, tax matters agreement, employee matters agreement, a transition services agreement and other commercial agreements between NewCo and SLM BankCo.

NewCo is currently in the process of implementing plans, which are subject to further refinement, to separate from Existing SLM certain of the internal functions that NewCo needs to operate effectively and fulfill its responsibilities as a stand-alone public company. These plans reflect anticipated recurring activities that are different than our current activities, as well as certain nonrecurring activities that NewCo expects will be required during our transition to a stand-alone public company.

The unaudited pro forma condensed consolidated financial statements do not give effect to future estimated annual operating expenses after separation, ranging from approximately $30 million to $45 million, attributed to various factors such as the following:

•	Personnel required to operate as a stand-alone public company;

•	Possible changes in compensation with respect to new and existing positions;

•	The level of assistance required from professional service providers; and

•	The amount of capital expenditures for information technology infrastructure investments associated with being a stand-alone public company.

We have estimated the costs of the nonrecurring activities and will continue to revise our estimates as we implement our plans. We currently estimate the nonrecurring costs that we will incur during our transition to being a stand-alone public company to range from approximately $135 million to $160 million. Of this amount, $30 million relates to expected severance, with the remainder related to other costs. We anticipate that substantially all of these costs will be incurred during the period from July 1, 2013 to a date approximately nine months after the distribution date. Our historical consolidated statements of income for the fiscal year ended December 31, 2012 includes no such costs. Our historical consolidated statements of income for the nine months ended September 30, 2013 includes approximately $46 million of such costs. These costs relate to the following:

•	one-time legal, accounting, tax and consulting costs pertaining to structuring transactions and the separation and distribution and establishing NewCo as a stand-alone public company;

•	costs to separate information systems;

•	office relocation costs;

•	recruiting and relocation costs associated with hiring key senior management personnel new to our company;

•	severance and related costs; and

•	other one-time costs.

We are continuing to refine our transition plan including specific arrangements for certain significant elements of our cost structure as a stand-alone public company. Although we believe our estimates of nonrecurring transition costs are reasonable based on the information we have to date, certain significant components of our estimates are preliminary and subject to change. A substantial portion of our estimated costs are thus not considered to be factually supportable.

Except for the pro forma adjustments described in footnote (d) to the tables below, we have not adjusted the unaudited pro forma consolidated statements of income presented below for nonrecurring transition costs as these costs are not expected to have an ongoing impact on our operating results.

The unaudited pro forma condensed consolidated financial statements of NewCo presented herein constitute forward-looking information and are subject to uncertainties that could cause our actual results to differ materially from those inferred by such statements.

NewCo
Unaudited Pro Forma Consolidated Balance Sheet
As of September 30, 2013
($ in millions except per share amounts)

	“Existing SLM” (a)	Less: Stand-alone SLM BankCo (b)	Less: Historical I/C charges, receivables and payables that are 3rd party for stand-alone SLM BankCo (c)	Add: Separation adjustments		NewCo Pro forma
Assets
FFELP loans (net of allowance for losses)	$106,350	$1,215	$—	$—		$105,135
Private Education loans (net of allowance for losses)	37,752	6,162	—	—		31,590
Investments
Available-for-sale	85	584	(584)	—		85
Other	911	78	—	—		833

Total investments	996	662	(584)			918
Cash and cash equivalents	4,329	1,148	—	(566)	(h)	2,615
Restricted cash and investments	4,287	4	—	—		4,283
Goodwill and acquired intangible assets, net	436	7	—	—		429
Other assets	7,420	448	(329)	(17)	(g)(h)	7,284

Total assets	$161,570	$9,646	$(913)	$(583)		$152,254

Liabilities
Short-term borrowings	$15,572	$6,051	$—	$—		$9,521
Long-term borrowings	136,944	1,901	—	584	(h)	135,627
Other liabilities	3,422	527	(313)	2	(h)	3,210

Total liabilities	155,938	8,479	(313)	586		148,358

Equity
Preferred stock, par value $.20 per share; 20 million shares authorized, 7.3 million shares issued and outstanding, actual, and none issued and outstanding, as adjusted	565	—	—	(565)	(h)	—
Common stock, par value $.20 per share; 1.125 billion shares authorized and 544 million shares issued and outstanding, actual, and 544 million shares issued and outstanding, as adjusted	109	—	—	—		109
Additional paid in capital	4,373	752	(600)	(604)		3,617
Accumulated other comprehensive income	8	40	—	—		(32)
Retained earnings	2,385	370	—	—		2,015

Total stockholders’ equity before treasury stock	7,440	1,162	(600)	(1,169)		5,709
Less: Common stock held in treasury at cost: 83 million shares, actual and 83 million shares, as adjusted	(1,813)	—	—	—		(1,813)

Total stockholders’ equity	5,627	1,162	(600)	(1,169)		3,896
Noncontrolling interest	5	5	—	—		—

Total equity	5,632	1,167	(600)	(1,169)		3,896

	“Existing SLM” (a)	Less: Stand-alone SLM BankCo (b)	Less: Historical I/C charges, receivables and payables that are 3rd party for stand-alone SLM BankCo (c)	Add: Separation adjustments	NewCo Pro forma

Total liabilities and equity	$161,570	$9,646	$(913)	$(583)	$152,254

\
NewCo
Unaudited Pro Forma Consolidated Statement of Income
Nine Months Ended September 30, 2013
($ in millions except per share amounts)

	“Existing SLM” (a)	Less: Stand-alone SLM BankCo (b)	Less: Historical I/C charges, receivables and payables that are 3rd party for stand-alone SLM BankCo (c)	Add: Separation adjustments		NewCo Pro forma
Total interest income	$4,044	$405	$(16)	$—		$3,655
Total interest expense	1,666	65	—	16	(h)	1,617

Net interest income	2,378	340	(16)	(16)		2,038
Less: provisions for loan losses	649	40	—	—		609

Net interest income after provisions for loan losses	1,729	300	(16)	(16)		1,429

Other income (loss):
Gains on sales of loans and investments	307	192	(192)	—		307
Gain (losses) on derivative and hedging activities, net	(140)	1	—	—		(141)
Servicing revenue	223	3	(2)	2	(e)	224
Contingency revenue	312	—	—	—		312
Gains on debt repurchases	42	—	—	—		42
Other	66	23	—	8	(e)	51

Total other income (loss)	810	219	(194)	10		795
Expenses:
Total operating expenses	737	202	(18)	(10)	(e)	543
Goodwill and intangible expenses	10	2	—	—		8
Restructuring and other reorganization expenses	46	1	—	(45)	(d)	—

Total expenses	793	205	(18)	(55)		551

Income from continuing operations, before income tax expense	1,746	314	(192)	49		1,673
Income tax expense	645	117	(71)	18	(f)	617

Net income from continuing operations	1,101	197	(121)	31		1,056
Income from discontinued operations, net of tax expense	47	—	—	—		47

Net income	1,148	197	(121)	31		1,103
Less: net loss attributable to noncontrolling interest	(1)	(1)	—	—		—

Net income attributable to the Company	1,149	198	(121)	31		1,103
Preferred stock dividends	15	—	—	(15)	(h)	—

Net income attributable to common stock	$1,134	$198	$(121)	$46		$1,103

Basic earnings (loss) per common share:
Continuing operations	$2.46					$2.40
Discontinued operations	0.10					0.10

Total	$2.56					$2.50	(i)

Average common shares outstanding	442					442	(i)

Diluted earnings (loss) per common share:
Continued operations	$2.42					$2.35
Discontinued operations	0.10					0.10

Total	$2.52					$2.45	(i)

Average common and common equivalent shares outstanding	450					450	(i)

	“Existing SLM” (a)	Less: Stand-alone SLM BankCo (b)	Less: Historical I/C charges, receivables and payables that are 3rd party for stand-alone SLM BankCo (c)	Add: Separation adjustments	NewCo Pro forma
Total	$2.52				$2.45	(i)

Average common and common equivalent shares outstanding	450				450	(i)

NewCo
Unaudited Pro Forma Consolidated Statement of Income
Fiscal Year Ended December 31, 2012
($ in millions except per share amounts)

	“Existing SLM” (a)	Less: Stand-alone SLM BankCo (b)	Less: Historical I/C charges, receivables and payables that are 3rd party for stand-alone SLM BankCo (c)	Add: Separation adjustments		NewCo Pro forma
Total interest income	$5,769	$492	$(25)	$(1)	(h)	$5,301
Total interest expense	2,561	83	(1)	24	(h)	2,503

Net interest income	3,208	409	(24)	(25)		2,798
Less: provisions for loan losses	1,080	66	—	—		1,014

Net interest income after provisions for loan losses	2,128	343	(24)	(25)		1,784

Other income (loss):
Gains on sales of loans and investments	—	235	(235)	—		—
Losses on derivative and hedging activities, net	(628)	(5)	—	—		(623)
Servicing revenue	279	3	—	3	(e)	279
Contingency revenue	356	—	—	—		356
Gains on debt repurchases	145	—	—	—		145
Other	92	34	—	33	(e)	91

Total other income (loss)	244	267	(235)	36		248
Expenses:
Total operating expenses	897	254	(20)	8	(e)	671
Goodwill and intangible expenses	27	12	—	—		15
Restructuring and other reorganization expenses	11	1	—	—		10

Total expenses	935	267	(20)	8		696

Income from continuing operations, before income tax expense	1,437	343	(239)	3		1,336
Income tax expense	498	126	(87)	1	(f)	460

Net income from continuing operations	939	217	(152)	2		876
Loss from discontinued operations, net of tax benefit	(2)	—	—	—		(2)

Net income	937	217	(152)	2		874
Less: net loss attributable to noncontrolling interest	(2)	(2)	—	—		—

Net income attributable to the Company	939	219	(152)	2		874
Preferred stock dividends	20	—	—	(20)	(h)	—

Net income attributable to common stock	$919	$219	$(152)	$22		$874

Basic earnings (loss) per common share:
Continuing operations	$1.93					$1.84
Discontinued operations	—					—

Total	$1.93					$1.84	(i)

Average common shares outstanding	476					476	(i)

Diluted earnings (loss) per common share:
Continued operations	$1.90					$1.81
Discontinued operations	—					—

Total	$1.90					$1.81	(i)

Average common and common equivalent shares outstanding	483					483	(i)

NewCo
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(a)	Represents the historical financial statements of Existing SLM, the accounting predecessor of NewCo.

(b)
Represents the operations, assets, liabilities and equity of SLM BankCo, which will be comprised of Sallie Mae Bank, Upromise Rewards, the Insurance Business, and the Private Education Loan origination functions. Included in these amounts are certain general corporate overhead expenses related to SLM BankCo.

(c)
Represents intercompany transactions between SLM BankCo and NewCo that were eliminated in consolidation of the historical Existing SLM financial statements but not eliminated from the historical financial statements of SLM BankCo. Examples of historical intercompany revenues, charges, receivables and payables that are third party for stand-alone SLM BankCo include, but are not limited to, the following:

1.
Gains on intercompany loan sales of $192 million and $235 million for the nine months ended September 30, 2013 and fiscal year 2012, respectively, presented on SLM BankCo’s historical statement of operations;

2.	FFELP and private education loan servicing fees paid by SLM BankCo to NewCo of $18 million and $20 million for the nine months ended September 30, 2013 and fiscal year 2012, respectively;

3.	Deferred tax assets and/or liabilities presented on SLM BankCo’s historical balance sheet that were not presented on Existing SLM’s historical financial statements;

4.
During 2008, Existing SLM contributed $629 million (par value) of asset-backed securities to Sallie Mae Bank as additional capital. The asset-backed securities, which were issued by securitization trusts owned and consolidated by Existing SLM, were recorded at Sallie Mae Bank at fair value of $584 million at September 30, 2013. In addition, Sallie Mae Bank had a deferred tax asset of $14 million at September 30, 2013 related to these securities. Sallie Mae Bank recorded $16 million and $24 million of income associated with the asset-backed securities for the nine months ended September 30, 2013 and fiscal year 2012, respectively. For the purposes of the Existing SLM historical financial statements, the asset-backed securities held by Sallie Mae Bank, the associated debt at Existing SLM and related intercompany interest income/expense were eliminated in consolidation. Refer to footnote (h) for further discussion; and

5.	Intercompany payable from SLM BankCo to NewCo in the amount of $325 million and $2 million of accrued interest receivable at Sallie Mae Bank related to the asset-backed securities described above.

(d)
Reflects the removal of separation costs directly related to the separation and distribution that were incurred during the historical period. These costs were primarily for third-party tax, accounting, legal and other consulting fees as well as severance costs.

(e)
Represents the anticipated impact of (i) a tax matters agreement, (ii) an employee matters agreement, (iii) a transition services agreement and (iv) other commercial agreements which will be in place at the time of the distribution. The impacts of these agreements were determined based on the anticipated contractual provisions of the final agreements in comparison with our historical operations on an as managed basis. No amounts have been included for a tax matters agreement and an employee matters agreement because key terms have not yet been finalized. Any difference between the as managed basis and the impacts of these agreements are presented as a separation adjustment. The individual effects of each agreement are detailed in the table below:

	Nine Months Ended September 30, 2013
	Agreements
(Dollars in millions)	Tax Matters Agreement	Employee Matters Agreement	Transition Services Agreement	Other Commercial Agreements	Total	Other Separation Adjustments(1)	Total Separation Adjustments
Earnings data:
Net interest income after provision for loan losses	$—	$—	$—	$—	$—	$(16)	$(16)
Total other income (loss)	—	—	—	10	10	—	10
Total expenses	—	—	—	5	5	(60)	(55)
Income tax expense	—	—	—	2	2	16	18

Net income	—	—	—	3	3	28	31
Preferred stock dividends	—	—	—	—	—	(15)	(15)

Net income attributable to common stock	$—	$—	$—	$3	$3	$43	$46

	Fiscal Year Ended December 31, 2012
	Agreements
(Dollars in millions)	Tax Matters Agreement	Employee Matters Agreement	Transition Services Agreement	Other Commercial Agreements	Total	Other Separation Adjustments(1)	Total Separation Adjustments
Earnings data:
Net interest income after provision for loan losses	$—	$—	$—	$—	$—	$(25)	$(25)
Total other income (loss)	—	—	23	13	36	—	36
Total expenses	—	—	21	6	27	(19)	8
Income tax expense	—	—	1	2	3	(2)	1

Net income	—	—	1	5	6	(4)	2
Preferred stock dividends	—	—	—	—	—	(20)	(20)

Net income attributable to common stock	$—	$—	$1	$5	$6	$16	$22

(1)Other separation adjustments are comprised of the items in footnotes (d), (f), (g), and (h).

(f)
Reflects adjustment for the income tax effects of the pro forma and separation adjustments at the statutory tax rate in effect in the respective tax jurisdictions during the periods presented. The pro forma effective tax rates for the fiscal year ended December 31, 2012 and period ending September 30, 2013 were 34.4 percent and 36.8 percent, respectively. The effective tax rates for Existing SLM on a historical basis for the fiscal year ended December 31, 2012 and period ending September 30, 2013 were 34.6 percent and 37.0 percent, respectively. For further discussion on effective rate changes year over year see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for our year ended December 31, 2012 incorporated by reference into the accompanying prospectus.

(g)
Reflects a $3 million valuation allowance against deferred tax assets that will be required as a result of the separation, and $14 million deferred tax liabilities related to the intercompany transfer of asset-backed securities to Sallie Mae Bank. There will be certain indemnifications extended between SLM BankCo and NewCo in accordance with the terms of the tax matters agreement. At the time of separation, NewCo will record a liability necessary to recognize the fair value of such indemnifications. NewCo is currently in the process of determining the impact, if any, on the amount of the liability to be recorded.

(h)	Reflects changes in the capital structure of NewCo as a result of the separation and distribution. Changes in the capital structure are a result of the following:

1.
In connection with the separation and distribution, SLM BankCo will succeed Existing SLM, by means of a merger, as the issuer of the preferred stock. An adjustment has been made to reflect this transfer of the $565 million of Existing SLM preferred stock to SLM BankCo for the periods presented. Adjustments of $15 million and $20 million for the nine months ended September 30, 2013 and the twelve months ended December 31, 2012, respectively, reflect the related reduction in preferred stock dividends recognized by NewCo.

2.
In connection with the separation and distribution, it is anticipated that $566 million in cash will be contributed to SLM BankCo. $565 million of this cash is being contributed to support the $565 million of preferred stock discussed above with the remaining $1 million being contributed as additional common stock paid-in-capital. An adjustment has been made to reflect the cash contribution at September 30, 2013. Adjustments to interest income of $0.3 million and $0.8 million for the nine months ended September 30, 2013 and the fiscal year ended December 31, 2012, respectively, reflect the removal of interest income historically earned on the cash contributed. The adjustment to interest income reflects interest rates of approximately 0.08 percent and 0.14 percent for the nine months ended September 30, 2013 and the twelve months ended December 31, 2012, respectively, estimated using rates earned on comparable investments during the respective periods.

3.
During 2008, Existing SLM contributed $629 million (par value) of asset-backed securities to Sallie Mae Bank as additional capital. The asset-backed securities, which were issued by securitization trusts owned by Existing SLM, were recorded at Sallie Mae Bank at fair value of $584 million at September 30, 2013. In addition, Sallie Mae Bank had a deferred tax asset of $14 million at September 30, 2013 related to these securities. Sallie Mae Bank recorded $16 million and $24 million of income associated with the asset-backed securities for the nine months ended September 30, 2013 and fiscal year 2012, respectively. For the purposes of the Existing SLM historical financial statements, the asset-backed securities held by Sallie Mae Bank, the associated debt at Existing SLM and related intercompany interest income/expense were eliminated in consolidation. However, as a result of the separation, these asset backed securities are considered outstanding to a third party and are recognized as $584 million of additional long-term borrowings as NewCo consolidates the related securitization trust. Adjustments reflect the recognition of additional debt and accrued interest payable by NewCo associated with the asset-backed securities and the related interest expense of $16 million and $24 million for the nine months ended September 30, 2013 and fiscal year 2012, respectively.

(i)
Common stock and pro forma weighted average basic and diluted shares outstanding reflect the issuance of NewCo common stock as a result of the separation and distribution. Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding are based on the number of shares of Existing SLM common stock outstanding on the applicable balance sheet date, adjusted for a 1-to-1 distribution ratio. Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect common shares from NewCo equity plans in which employees participate based on the distribution ratio.

Alternative performance measures — “Core Earnings” presentation

“Core Earnings” — Definition and Limitations

We prepare financial statements in accordance with GAAP. However, we also evaluate our business segments on a basis that differs from GAAP. We refer to this different basis of presentation as “Core Earnings.” We provide this “Core Earnings” basis of presentation on a consolidated basis for each business segment because this is what we review internally when making management decisions regarding our performance and how we allocate resources. We also refer to this information in our presentations with credit rating agencies, lenders and investors. Because our “Core Earnings” basis of presentation corresponds to our segment financial presentations, we are required by GAAP to provide “Core Earnings” disclosure in the notes to our consolidated financial statements for our business segments.

“Core Earnings” are not a substitute for reported results under GAAP. We use “Core Earnings” to manage each business segment because “Core Earnings” reflect adjustments to GAAP financial results for two items, discussed below, that create significant volatility mostly due to timing factors generally beyond the control of management. Accordingly, we believe that “Core Earnings” provide management with a useful basis from which to better evaluate results from ongoing operations against the business plan or against results from prior periods. Consequently, we disclose this information as we believe it provides investors with additional information regarding the operational and performance indicators that are most closely assessed by management. The two items for which we adjust our “Core Earnings” presentations are (1) our use of derivative instruments to hedge our economic risks that do not qualify for hedge accounting treatment or do qualify for hedge accounting treatment but result in ineffectiveness and (2) the accounting for goodwill and acquired intangible assets.

While GAAP provides a uniform, comprehensive basis of accounting, for the reasons described above, our “Core Earnings” basis of presentation does not. “Core Earnings” are subject to certain general and specific limitations that investors should carefully consider. For example, there is no comprehensive, authoritative guidance for management reporting. Our “Core Earnings” are not defined terms within GAAP and may not be comparable to similarly titled measures reported by other companies. Accordingly, our

“Core Earnings” presentation does not represent a comprehensive basis of accounting. Investors, therefore, may not be able to compare our performance with that of other financial services companies based upon “Core Earnings.” “Core Earnings” results are only meant to supplement GAAP results by providing additional information regarding the operational and performance indicators that are most closely used by management, our board of directors, rating agencies, lenders and investors to assess performance.

Differences between “Core Earnings” and GAAP

The two adjustments required to reconcile from NewCo’s “Core Earnings” results to NewCo’s GAAP results of operations relate to differing treatments for: (1) our use of derivative instruments to hedge our economic risks that do not qualify for hedge accounting treatment or do qualify for hedge accounting treatment but result in ineffectiveness and (2) the accounting for goodwill and acquired intangible assets. Substantially all of the Existing SLM GAAP to “Core Earnings” differences relate to NewCo activities. Please see “Item 7—Management’s Discussion and Analysis — ‘Core Earnings’ — Definition and Limitations” and “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Differences between ‘Core Earnings’ and GAAP” incorporated by reference into the accompanying prospectus from Exhibit 99.1 of the Current Report on Form 8-K filed on November 27, 2013 and “Item 2—Management’s Discussion and Analysis — ‘Core Earnings’ — Definition and Limitations” and “Item 2—Management’s Discussion and Analysis— Differences between ‘Core Earnings’ and GAAP” incorporated by reference into the accompanying prospectus from the Quarterly Report on Form 10-Q for the nine months ended September 30, 2013 for further discussion of the adjustments required to reconcile “Core Earnings” results to GAAP results. The following table reflects aggregate adjustments associated with these areas.

	Nine Months Ended September 30, 2013	Fiscal year ended December 31, 2012
“Core Earnings” adjustments to GAAP:
Pro forma NewCo GAAP net income	$1,103	$874
Net impact of derivative accounting	(231)	190
Net impact of goodwill and acquired intangible assets	8	15
Net income tax effect	89	(92)

Pro forma NewCo “Core Earnings” net income	$969	$987

Pro forma NewCo “Core Earnings” EPS	$2.15	$2.05

Separation Agreements

Following the separation and distribution, NewCo and SLM BankCo will operate separately, each as an independent public company. Prior to the separation and distribution, Existing SLM, NewCo and SLM BankCo will enter into a separation and distribution agreement and NewCo and SLM BankCo will enter into various other agreements that will effect the separation, provide a framework for NewCo’s relationship with SLM BankCo after the separation and provide for the allocation between NewCo and SLM BankCo of all of Existing SLM’s assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after NewCo’s separation from SLM BankCo. In addition to the separation and distribution agreement, these agreements will include a transition services agreement, a tax sharing agreement, an employee matters agreement, a loan servicing and administration agreement, a joint marketing agreement, a key systems agreement, a data sharing agreement and a master lease agreement. None of these agreements have been finalized and their terms are subject to change.

Underwriters - Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, financial  advisory, investment banking and other commercial dealings in the ordinary course of business with us, or our affiliates, including acting as lenders under various loan facilities. They have received, and may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Glossary

Listed below are definitions of some key terms that are used throughout this pricing supplement.

“Core Earnings” — We prepare financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”). In addition to evaluating our GAAP-based financial information, management evaluates the business segments on a basis that, as allowed under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 280, “Segment Reporting,” differs from GAAP. We refer to management’s basis of evaluating its segment results as “Core Earnings” presentations for each business segment and refer to these performance measures in its presentations with credit rating agencies and lenders. While “Core Earnings” results are not a substitute for reported results under GAAP, we rely on “Core Earnings” performance measures in operating each business segment because we believes these measures provide additional information regarding the operational and performance indicators that are most closely assessed by management.

“Core Earnings” performance measures are the primary financial performance measures used by management to evaluate performance and to allocate resources. Accordingly, financial information is reported to management on a “Core Earnings” basis by reportable segment, as these are the measures used regularly by our chief operating decision makers. “Core Earnings” performance measures are used in developing our financial plans, tracking results, and establishing corporate performance targets and incentive compensation. Management believes this information provides additional insight into the financial performance of our core business activities. “Core Earnings” performance measures are not defined terms within GAAP and may not be comparable to similarly titled measures reported by other companies. Our “Core Earnings” presentation does not represent another comprehensive basis of accounting.

Direct Loans — Educational loans provided by the DSLP (see definition below) to students and parent borrowers directly through ED (see definition below) rather than through a bank or other lender.

DSLP — The William D. Ford Federal Direct Loan Program.

ED — The U.S. Department of Education.

FFELP — The Federal Family Education Loan Program, formerly the Guaranteed Student Loan Program, a program that was discontinued in 2010.

Floor Income — For loans disbursed before April 1, 2006, FFELP Loans generally earn interest at the higher of either the borrower rate, which is fixed over a period of time, or a floating rate based on the SAP formula. We generally finance our student loan portfolio with floating rate debt whose interest is matched closely to the floating nature of the applicable SAP formula. If interest rates decline to a level at which the borrower rate exceeds the SAP formula rate, we continue to earn interest on the loan at the fixed borrower rate while the floating rate interest on our debt continues to decline. In these interest rate environments, we refer to the additional spread it earns between the fixed borrower rate and the SAP formula rate as Floor Income. Depending on the type of student loan and when it was originated, the borrower rate is either fixed to term or is reset to a market rate each July 1. As a result, for loans where the borrower rate is fixed to term, we may earn Floor Income for an extended period of time, and for those loans where the borrower interest rate is reset annually on July 1, we may earn Floor Income to the next reset date. In accordance with legislation enacted in 2006, lenders are required to rebate Floor Income to ED for all FFELP Loans disbursed on or after April 1, 2006.

The following example shows the mechanics of Floor Income for a typical fixed rate FFELP Consolidation Loan (with a commercial paper-based SAP spread of 2.64 percent):

Fixed Borrower Rate	4.25%
SAP Spread over Commercial Paper Rate	(2.64)
Floor Strike Rate(1)	1.16%

____________________
(1)
The interest rate at which the underlying index (Treasury bill or commercial paper) plus the fixed SAP spread equals the fixed borrower rate. Floor Income is earned anytime the interest rate of the underlying index declines below this rate.

Based on this example, if the quarterly average commercial paper rate is over 1.61 percent, the holder of the student loan will earn at a floating rate based on the SAP formula, which in this example is a fixed spread to commercial paper of 2.64 percent. On the other hand, if the quarterly average commercial paper rate is below 1.61 percent, the SAP formula will produce a rate below the fixed borrower rate of 4.25 percent and the loan holder earns at the borrower rate of 4.25 percent.

Floor Income Contracts — We enter into contracts with counterparties under which, in exchange for an upfront fee representing the present value of the Floor Income that we expect to earn on a notional amount of underlying student loans being economically hedged, we will pay the counterparties the Floor Income earned on that notional amount over the life of the Floor Income Contract. Specifically, we agree to pay the counterparty the difference, if positive, between the fixed borrower rate less the SAP (see definition below) spread and the average of the applicable interest rate index on that notional amount, regardless of the actual balance of underlying student loans, over the life of the contract. The contracts generally do not extend over the life of the underlying student loans. This contract effectively locks in the amount of Floor Income we will earn over the period of the contract. Floor Income Contracts are not considered effective hedges under ASC 815, “Derivatives and Hedging,” and each quarter we must record the change in fair value of these contracts through income.

GAAP — generally accepted accounting principles in the United States of America.

Guarantor(s) — State agencies or non-profit companies that guarantee (or insure) FFELP Loans made by eligible lenders under The Higher Education Act of 1965 (“HEA”), as amended.

Private Education Loans— Education loans to students or their families that are non-federal loans and loans not insured or guaranteed under the FFELP. The Private Education Loans we make are largely to bridge the gap between the cost of higher education and the amount funded through financial aid, federal loans or borrowers’ resources. Private Education Loans include loans for higher education (undergraduate and graduate degrees) and for alternative education, such as career training, private kindergarten through secondary education schools and tutorial schools. Certain higher education loans have repayment terms similar to FFELP Loans, whereby repayments begin after the borrower leaves school while others require repayment of interest or a fixed pay amount while the borrower is still in school. Our higher education Private Education Loans are not dischargeable in bankruptcy, except in certain limited circumstances.

In the context of our Private Education Loan business, we use the term “non-traditional loans” to describe education loans made to certain customers that have or are expected to have a high default rate as a result of a number of factors, including having a lower tier credit rating, low program completion and graduation rates or, where the customer is expected to graduate, a low expected income relative to the customer’s cost of attendance.

Non-traditional loans are loans to customers attending for-profit schools with an original FICO score of less than 670 and customers attending not-for-profit schools with an original FICO score of less than 640. The FICO score used in determining whether a loan is non-traditional is the greater of the customer or cosigner FICO score at origination.

Residual Interest — When we securitize student loans, we retain the right to receive cash flows from the student loans sold to trusts that we sponsor in excess of amounts needed to pay servicing, derivative costs (if any), other fees, and the principal and interest on the bonds backed by the student loans. The Residual Interest, which may also include reserve and other cash accounts, is the present value of these future expected cash flows, which includes the present value of any Embedded Fixed Rate Floor Income described above. We value the Residual Interest at the time of sale of the student loans to the trust and as of the end of each subsequent quarter.

Special Allowance Payment (“SAP”) — FFELP Loans disbursed prior to April 1, 2006 (with the exception of certain PLUS and Supplemental Loans to Students (“SLS”) loans discussed below) generally earn interest at the greater of the borrower rate or a floating rate determined by reference to the average of the applicable floating rates (91-day Treasury bill rate or commercial paper) in a calendar quarter, plus a fixed spread that is dependent upon when the loan was originated and the loan’s repayment status. If the resulting floating rate exceeds the borrower rate, ED pays the difference directly to us. This payment is referred to as the Special Allowance Payment or SAP and the formula used to determine the floating rate is the SAP formula. We refer to the fixed spread to the underlying index as the SAP spread. For loans disbursed after April 1, 2006, FFELP Loans effectively only earn at the SAP rate, as the excess interest earned when the borrower rate exceeds the SAP rate (Floor Income) must be refunded to ED.

Variable rate PLUS Loans and SLS Loans earn SAP only if the variable rate, which is reset annually, exceeds the applicable maximum borrower rate. For PLUS Loans disbursed on or after January 1, 2000, this limitation on SAP was repealed effective April 1, 2006.

SDCL — Special Direct Consolidation Loan initiative. The initiative provided an incentive to borrowers who have at least one student loan owned by ED and at least one held by a FFELP lender to consolidate the FFELP lender’s loans into the Direct Loan Program by providing a 0.25 percentage point interest rate reduction on the FFELP Loans eligible for consolidation. The program was available from January 17, 2012 through June 30, 2012.

SLM Corporation